Filed Pursuant to Rule 424(b)(3)

Registration No. 333-268478

PROSPECTUS SUPPLEMENT NO. 12

(To the Prospectus dated April 3, 2023)

Granite Ridge Resources, Inc.

This prospectus supplement supplements the prospectus, dated April 3, 2023 (as supplemented or amended, the “Prospectus”) of Granite Ridge Resources, Inc. (the “Company” or “Granite Ridge”), which forms a part of our registration statement on Form S-1 (No. 333-268478). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2023 (the “Quarterly Report”) and the Current Report on Form 8-K (solely with respect to the information set forth in Items 1.01 and 2.03) filed with the Securities and Exchange Commission on November 9, 2023 (the “Current Report”). Accordingly, we have attached the Quarterly Report and Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”), or their permitted transferees, of up to 123,671,585 shares of common stock, $0.0001 par value per share, of Granite Ridge (“Granite Ridge common stock”).

The Prospectus also initially related to the issuance by us of up to an aggregate of 10,349,975 shares of Granite Ridge common stock that may be issued upon exercise of warrants to purchase Granite Ridge common stock at an exercise price of $11.50 per share (the “Granite Ridge warrants”). In connection with the warrant exchange offer and consent solicitation by the Company on June 22, 2023, all Granite Ridge warrants were converted to shares of Granite Ridge common stock, and no Granite Ridge warrants remain outstanding. In connection with such exchange offer and solicitation, the New York Stock Exchange filed Form 25 to delist the Granite Ridge warrants on July 5, 2023.

Shares of Granite Ridge common stock are listed on the New York Stock Exchange under the symbol “GRNT.” On November 8, 2023, the closing price of Granite Ridge common stock was $6.08 per share.

This prospectus supplement should be read in conjunction with the Prospectus and is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement is qualified by reference to the Prospectus, including any amendments or supplements thereto, except to the extent that the information in this prospectus supplement updates and supersedes the information contained therein. If there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

We are an “emerging growth company” and a “smaller reporting company” as those terms are defined under applicable federal securities laws, and as such, are subject to certain reduced public company reporting requirements.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of the risks of investing in our securities in “Risk Factors” beginning on page 10 of the Prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the Prospectus. Any representation to the contrary is a criminal offense.

Prospectus Supplement dated November 9, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10-Q

☒	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended September 30, 2023

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _______

Commission File Number: 001-41537

GRANITE RIDGE RESOURCES, INC.

( Exact Name of Registrant as Specified in Its Charter )

Delaware	1311	88-2227812
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5217 McKinney Ave, Suite 400

Dallas, TX 75205

(Address of principal executive offices)

(214) 396-2850

(Registrant’s telephone number, including area code)

(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	GRNT	New York Stock Exchange

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☐  No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒	Smaller reporting company	☒
						Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

At November 6, 2023, there were 133,002,984 shares of our common stock, par value $0.0001, outstanding.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

We are including the following discussion to inform our existing and potential security holders generally of some of the risks and uncertainties that can affect our company and to take advantage of the “safe harbor” protection for forward-looking statements that applicable federal securities law afford.

From time to time, our management or persons acting on our behalf may make forward-looking statements to inform existing and potential security holders about our company. All statements other than statements of historical facts included in this report, including, without limitation, statements regarding our financial position, business strategy, plans and objectives of management for future operations, industry conditions, indebtedness covenant compliance, capital expenditures, production, cash flow, borrowing base under our Credit Agreement (as defined below), our intention or ability to pay or increase dividends on our capital stock, and impairment, are forward-looking statements. When used in this report, forward-looking statements are generally accompanied by terms or phrases such as “estimate,” “project,” “predict,” “believe,” “expect,” “continue,” “anticipate,” “target,” “could,” “plan,” “intend,” “seek,” “goal,” “will,” “should,” “may” or other words and similar expressions that convey the uncertainty of future events or outcomes. Items contemplating or making assumptions about actual or potential future production, sales, market size, collaborations, cash flows, and trends or operating results also constitute such forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties, and important factors (many of which are beyond our company’s control) that could cause actual results to differ materially from those set forth in the forward-looking statements, including the following:

•	changes in current or future commodity prices and interest rates;

•	supply chain disruptions;

•	infrastructure constraints and related factors affecting our properties;

•	our ability to acquire additional development opportunities and potential or pending acquisition transactions, as well as the effects of such acquisitions on our company’s cash position and levels of indebtedness;

•	changes in our reserves estimates or the value thereof;

•	operational risks including, but not limited to, the pace of drilling and completions activity on our properties;

•	changes in the markets in which Granite Ridge competes;

•	geopolitical risk and changes in applicable laws, legislation, or regulations, including those relating to environmental matters;

•	cyber-related risks;

•	the fact that reserve estimates depend on many assumptions that may turn out to be inaccurate and that any material inaccuracies in reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves;

•	the outcome of any known and unknown litigation and regulatory proceedings;

•	limited liquidity and trading of Granite Ridge’s securities;

•	acts of war, terrorism or uncertainty regarding the effects and duration of global hostilities, including the Israel-Gaza conflict, the Russia-Ukraine war, and any associated armed conflicts or related sanctions which may disrupt commodity prices and create instability in the financial markets;

2

•	market conditions and global, regulatory, technical, and economic factors beyond Granite Ridge’s control, including the potential adverse effects of the COVID-19 pandemic, or another major disease, affecting capital markets, general economic conditions, global supply chains and Granite Ridge’s business and operations;

•	increasing regulatory and investor emphasis on, and attention to, environmental, social, and governance matters;

•	our ability to establish and maintain effective internal control over financial reporting, including our ability to remediate the existing material weaknesses in our internal controls; and

•	other factors discussed in our Annual Report on Form 10-K for the year ended December 31, 2022 under “Risk Factors,” as updated by any subsequent Forms 10-Q, which we file with the United States Securities and Exchange Commission (“SEC”).

We have based any forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, results actually achieved may differ materially from expected results described in these statements. Forward-looking statements speak only as of the date they are made.

You should carefully consider the statements in “Item 1A. Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2022 and other sections of this report, which describe factors that could cause our actual results to differ from those set forth in the forward-looking statements. Our company does not undertake, and specifically disclaims, any obligation to update any forward-looking statements to reflect events or circumstances occurring after the date of such statements.

Readers are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. We assume no obligation to update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this report, other than as may be required by applicable law or regulation. Readers are urged to carefully review and consider the various disclosures made by us in our reports filed with the SEC which attempt to advise interested parties of the risks and factors that may affect our business, financial condition, results of operation and cash flows. If one or more of these risks or uncertainties materialize, or if the underlying assumptions prove incorrect, our actual results may vary materially from those expected or projected.

3

4

PART I – FINANCIAL INFORMATION

Item 1. Financial Statements

GRANITE RIDGE RESOURCES, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

Unaudited

(in thousands, except par value and share data)	September 30, 2023	December 31, 2022
ASSETS
Current assets:
Cash	$6,117	$50,833
Revenue receivable	82,680	72,287
Advances to operators	11,104	8,908
Prepaid costs and other	450	4,203
Derivative assets - commodity derivatives	2,112	10,089
Total current assets	102,463	146,320
Property and equipment:
Oil and gas properties, successful efforts method	1,311,625	1,028,662
Accumulated depletion	(496,452)	(383,673)
Total property and equipment, net	815,173	644,989
Long-term assets:
Other long-term assets	2,978	3,468
Total long-term assets	2,978	3,468
Total assets	$920,614	$794,777
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accrued expenses	$61,985	$62,180
Other liabilities	3,454	1,523
Derivative liabilities - commodity derivatives	4,391	431
Total current liabilities	69,830	64,134
Long-term liabilities:
Long-term debt	85,000	—
Derivative liabilities - commodity derivatives	479	—
Derivative liabilities - common stock warrants	—	11,902
Asset retirement obligations	6,498	4,745
Deferred tax liability	108,627	91,592
Total long-term liabilities	200,604	108,239
Total liabilities	270,434	172,373
Stockholders' Equity:
Common stock, $0.0001 par value, 431,000,000 shares authorized, 136,053,725 and 133,294,897 issued at September 30, 2023 and December 31, 2022, respectively	14	13
Additional paid-in capital	610,982	590,232
Retained earnings	51,758	32,388
Treasury stock, at cost, 1,840,427 and 25,920 shares at September 30, 2023 and December 31, 2022, respectively	(12,574)	(229)
Total stockholders' equity	650,180	622,404
Total liabilities and stockholders' equity	$920,614	$794,777

The accompanying notes are an integral part to these condensed consolidated financial statements.

5

GRANITE RIDGE RESOURCES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

Unaudited

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands, except per share data)	2023	2022	2023	2022
Revenues:
Oil and natural gas sales	$108,404	$136,966	$287,271	$381,082
Operating costs and expenses:
Lease operating expenses	16,935	12,330	45,113	30,258
Production and ad valorem taxes	7,790	7,871	19,810	20,771
Depletion and accretion expense	44,267	36,567	113,088	84,096
Abandonments expense	1,560	—	1,560	—
General and administrative (including non-cash stock-based compensation of $379 and $1,813 for the three and nine months ended September 30, 2023)	5,249	2,708	21,839	7,747
Total operating costs and expenses	75,801	59,476	201,410	142,872
Net operating income	32,603	77,490	85,861	238,210
Other income (expense):
Gain (loss) on derivatives - commodity derivatives	(8,129)	3,071	6,415	(30,787)
Interest expense	(1,356)	(570)	(2,906)	(1,704)
Loss on derivatives - common stock warrants	(8)	—	(5,742)	—
Total other income (expense)	(9,493)	2,501	(2,233)	(32,491)
Income before income taxes	23,110	79,991	83,628	205,719
Income tax expense	5,153	—	20,068	—
Net income	$17,957	$79,991	$63,560	$205,719

Net income per share:
Basic	$0.13	$0.60	$0.48	$1.55
Diluted	$0.13	$0.60	$0.48	$1.55
Weighted-average number of shares outstanding:
Basic	134,396	132,923	133,426	132,923
Diluted	134,421	132,923	133,440	132,923

The accompanying notes are an integral part to these condensed consolidated financial statements.

6

GRANITE RIDGE RESOURCES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Unaudited

Three Months Ended September 30, 2023

			Additional				Total
	Common Stock Issued		Paid-in	Retained	Treasury Stock		Stockholders'
(in thousands)	Shares	Amount	Capital	Earnings	Shares	Amount	Equity
As of June 30, 2023	135,949	$14	$609,909	$48,610	(972)	$(6,208)	$652,325
Stock-based compensation	—	—	379	—	—	—	379
Purchase of treasury stock	—	—	—	—	(868)	(6,366)	(6,366)
Common stock dividend declared ($0.11 per share)	—	—	—	(14,809)	—	—	(14,809)
Common stock issued in warrant exchange	104	—	689	—	—	—	689
Common stock issued for exercise of warrants	1	—	5	—	—	—	5
Net income	—	—	—	17,957	—	—	17,957
As of September 30, 2023	136,054	$14	$610,982	$51,758	(1,840)	$(12,574)	$650,180

Three Months Ended September 30, 2022

(in thousands)	Previous Partnerships' Capital Existing Until the Recapitalization of Granite Ridge Resources, Inc.	Total Equity
As of June 30, 2022	$600,658	$600,658
Net income	79,991	79,991
As of September 30, 2022	$680,649	$680,649

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Nine Months Ended September 30, 2023

			Additional				Total
	Common Stock Issued		Paid-in	Retained	Treasury Stock		Stockholders'
(in thousands)	Shares	Amount	Capital	Earnings	Shares	Amount	Equity
As of December 31, 2022	133,295	$13	$590,232	$32,388	(26)	$(229)	$622,404
Adoption of ASU No. 2016-13 (Note 2)	—	—	—	(118)	—	—	(118)
As of January 1, 2023	133,295	13	590,232	32,270	(26)	(229)	622,286
Grants of restricted stock	403	—	—	—	—	—	—
Cancellation of vesting shares	(221)	—	—	—	—	—	—
Vesting shares	—	—	1,287	—	—	—	1,287
Stock-based compensation	—	—	1,813	—	—	—	1,813
Purchase of treasury stock	—	—	—	—	(1,814)	(12,345)	(12,345)
Common stock dividend declared ($0.33 per share)	—	—	—	(44,072)	—	—	(44,072)
Common stock issued in warrant exchange	2,576	1	17,645	—	—	—	17,646
Common stock issued for exercise of warrants	1	—	5	—	—	—	5
Net income	—	—	—	63,560	—	—	63,560
As of September 30, 2023	136,054	$14	$610,982	$51,758	(1,840)	$(12,574)	$650,180

Nine Months Ended September 30, 2022

(in thousands)	Previous Partnerships' Capital Existing Until the Recapitalization of Granite Ridge Resources, Inc.	Total Equity
As of December 31, 2021	$474,930	$474,930
Net income	205,719	205,719
As of September 30, 2022	$680,649	$680,649

The accompanying notes are an integral part to these condensed consolidated financial statements.

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GRANITE RIDGE RESOURCES, INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Unaudited

	Nine Months Ended September 30,
(in thousands)	2023	2022
Operating activities:
Net income	$63,560	$205,719
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and accretion expense	113,088	84,096
Abandonments expense	1,560	—
(Gain) loss on derivatives - commodity derivatives	(6,415)	30,787
Net cash receipts from (payments on) commodity derivatives	18,830	(40,006)
Stock-based compensation	1,813	—
Amortization of deferred financing costs	490	62
Loss on derivatives - common stock warrants	5,742	—
Deferred income taxes	17,069	—
Other	(146)	—
Increase (decrease) in cash attributable to changes in operating assets and liabilities:
Revenue receivable	(10,545)	(27,517)
Accrued expenses	2,627	4,932
Prepaid and other expenses	1,854	(6,703)
Other payable	3,165	(14)
Net cash provided by operating activities	212,692	251,356
Investing activities:
Capital expenditures for oil and natural gas properties	(237,138)	(143,923)
Acquisition of oil and natural gas properties	(49,427)	(32,858)
Refund of advances to operators	—	971
Proceeds from the disposal of oil and natural gas properties	60	747
Net cash used in investing activities	(286,505)	(175,063)
Financing activities:
Proceeds from borrowing on credit facilities	117,500	16,000
Repayments of borrowing on credit facilities	(32,500)	(67,100)
Cash contributions	—	84
Deferred financing costs	(28)	—
Payment of expenses related to formation of Granite Ridge Resources, Inc.	(43)	—
Purchase of treasury shares	(11,765)	—
Payment of dividends	(44,072)	—
Proceeds from issuance of common stock	5	—
Net cash provided by (used in) financing activities	29,097	(51,016)

Net change in cash and restricted cash	(44,716)	25,277
Cash and restricted cash at beginning of period	51,133	12,154
Cash and restricted cash at end of period	$6,417	$37,431

Supplemental disclosure of non-cash investing activities:
Oil and natural gas property development costs in accrued expenses	$(13,068)	$17,326
Advances to operators applied to development of oil and natural gas properties	$88,463	$55,775
Cash and restricted cash:
Cash	$6,117	$37,131
Restricted cash included in other long-term assets	300	300
Cash and restricted cash	$6,417	$37,431

The accompanying notes are an integral part to these condensed consolidated financial statements.

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GRANITE RIDGE RESOURCES, INC.

Notes to Condensed Consolidated Financial Statements

1.	Organization and nature of operations

Granite Ridge Resources, Inc. (together with its consolidated subsidiaries, “Granite Ridge,” the “Company,” or the “Successor”) is a Delaware corporation, initially formed in May 2022, whose common stock is listed and traded on the New York Stock Exchange (“NYSE”). The Company was created for the purpose of the Business Combination (as defined below), and following the Business Combination, for the purpose of purchasing non-operated oil and natural gas assets in multiple basins in North America and realizing profits through participation in oil and natural gas wells.

On October 24, 2022, the Business Combination closed and was accounted for as a reverse recapitalization and Grey Rock Energy Fund III (as defined below) was determined to be the accounting acquirer and Predecessor (as defined below). Unless otherwise indicated, for the periods prior to October 24, 2022, (i) the historical financial data in this Quarterly Report on Form 10-Q and (ii) the operating and other non-financial data disclosed in “Item II – Management’s Discussion and Analysis of Financial Condition and Results of Operations” (collectively the “Financial Statement Sections”) reflect the combined business and operations of the Funds (as defined below).

Business Combination

On October 24, 2022 (the “Closing Date”), Granite Ridge and Executive Network Partnering Corporation, a Delaware corporation (“ENPC”), consummated the Business Combination pursuant to the terms of the Business Combination Agreement, dated as of May 16, 2022 (the “Business Combination Agreement”), by and among ENPC, Granite Ridge, ENPC Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Granite Ridge (“ENPC Merger Sub”), GREP Merger Sub, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Granite Ridge (“GREP Merger Sub”), and Granite Ridge Holdings, LLC, a Delaware limited liability company formerly known as GREP Holdings, LLC (“GREP”).

Pursuant to the Business Combination Agreement, on the Closing Date, (i) ENPC Merger Sub merged with and into ENPC (the “ENPC Merger”), with ENPC surviving the ENPC Merger as a wholly-owned subsidiary of Granite Ridge and (ii) GREP Merger Sub merged with and into GREP (the “GREP Merger,” and together with the ENPC Merger, the “Mergers”), with GREP surviving the GREP Merger as a wholly-owned subsidiary of Granite Ridge (the transactions contemplated by the foregoing clauses (i) and (ii) the “Business Combination,” and together with the other transactions contemplated by the Business Combination Agreement, the “Transactions”).

Immediately prior to the closing of the Transactions, the net assets of Grey Rock Energy Fund, L.P., a Delaware limited partnership (“Fund I”), Grey Rock Energy Fund II, L.P., a Delaware limited partnership (“Fund II-A”), Grey Rock Energy Fund II-B, L.P., a Delaware limited partnership (“Fund II-B”), and Grey Rock Energy Fund II-B Holdings, L.P., a Delaware limited partnership (“Fund II-B Holdings”, and together with Fund II-A and Fund II-B, collectively, “Fund II”), and Grey Rock Energy Fund III-A, L.P., a Delaware limited partnership (“Fund III-A”), Grey Rock Energy Partners Fund III-B, L.P., a Delaware limited partnership (“Fund III-B”), and Grey Rock Energy Fund III-B Holdings, L.P., a Delaware limited partnership (“Fund III-B Holdings” and together with Fund III-A and Fund III-B, collectively, “Fund III” or “Predecessor”) were transferred (through various intermediary entities) to GREP (the “GREP Formation Transaction”). Fund I, Fund II and Fund III are collectively referred to herein as the “Funds”.

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GRANITE RIDGE RESOURCES, INC.

Notes to Condensed Consolidated Financial Statements

At the special meeting of ENPC stockholders held in connection with the Business Combination, of the 41,400,000 shares of ENPC Class A common stock, public stockholders of 39,343,496 shares of ENPC Class A common stock exercised their rights to have those shares redeemed for cash at a redemption price of approximately $10.07 per share, or an aggregate of approximately $396.1 million. The holders of membership interests in GREP (the “Existing GREP Members”) and their direct and indirect members were issued 130.0 million shares of Granite Ridge common stock at the closing. Upon consummation of the Business Combination, each public stockholder’s ENPC common stock and ENPC warrants were automatically converted into an equivalent number of shares of Granite Ridge common stock and Granite Ridge warrants as a result of the Transactions. At the effective time of the Mergers, (i) 495,357 shares of ENPC Class F common stock were converted to 1,238,393 shares of ENPC Class A common stock (of which an aggregate of 220,348 shares were subsequently forfeited pursuant to the terms of the Sponsor Agreement, dated as of May 16, 2022, by and among ENPC, Granite Ridge, and certain other parties thereto (the “Sponsor Agreement”)) and the remaining shares of ENPC Class F common stock outstanding were automatically cancelled for no consideration (the “ENPC Class F Conversion”) (ii) all other remaining shares of ENPC Class A common stock automatically cancelled without any conversion, payment or distribution (the “Sponsor Share Cancellation”) and (iii) all shares of ENPC Class B common stock outstanding were deemed transferred to ENPC and surrendered and forfeited for no consideration (the “ENPC Class B Contribution”). In January 2023, 220,348 of the 371,518 shares subject to vesting and forfeiture provisions under the terms of the Sponsor Agreement were forfeited.

Following the ENPC Class F Conversion, the Sponsor Share Cancellation, the ENPC Class B Contribution and the separation of the securities offered in ENPC’s initial public offering, which consisted of one share of Class A common stock and one-quarter of one ENPC warrant (“CAPSTM Separation”), each share of ENPC Class A common stock outstanding was automatically converted into one share of Granite Ridge common stock. Total aggregate investment by ENPC was $6.8 million, which amount represents total risk capital contributed by ENPC, including working capital loans that were forgiven.

Fund III, Fund I and Fund II were identified as entities under common control, in which all entities are ultimately controlled by the same party before and after the GREP Formation Transaction and therefore resulted in a change in reporting entity. In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805-50-45-5, for transactions between entities under common control, the consolidated financial statements for periods prior to the GREP Formation Transaction have been adjusted to retrospectively combine the previously separate entities for presentation purposes.

Warrant Exchange

On October 24, 2022, in connection with the Business Combination, the Company issued 10,349,975 common stock warrants. On June 22, 2023, the Company completed an offer to holders of its outstanding warrants which provided such holders the opportunity to receive 0.25 shares of the Company’s common stock in exchange for each warrant tendered by such holders (the “Offer”). This Offer coincided with a solicitation of consents from holders of the warrants to amend the warrant agreement to permit the Company to require that each warrant that remained outstanding upon the closing of the Offer be exchanged for 0.225 shares of the Company’s common stock (together with the Offer, the “Warrant Exchange”). On June 22, 2023, the Company issued 2,471,738 shares of common stock in exchange for 9,887,035 warrants tendered in the Offer, with a minimal cash settlement in lieu of partial shares. In July 2023, each remaining outstanding warrant was converted into 0.225 shares of the Company’s common stock, and subsequently, no warrants remained outstanding. See Note 9 for further discussion of the Warrant Exchange.

2.	Summary of Significant Accounting Policies

A complete discussion of the Company’s significant accounting policies is included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022.

Principles of Consolidation

As it pertains to the periods prior to completion of the Business Combination, the financial statements have been presented on a combined historical basis due to the Funds’ prior common ownership and control. Prior to the Business Combination, the financial statements include the accounts of the Funds, all of which were commonly owned and controlled. All inter-entity balances and transactions have been eliminated in combination.

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GRANITE RIDGE RESOURCES, INC.

Notes to Condensed Consolidated Financial Statements

As it pertains to the period subsequent to completion of the Business Combination, the accompanying condensed consolidated financial statements also include the accounts of the Company, and all other wholly owned subsidiaries created in connection with the Business Combination. References to the “Company” prior to October 24, 2022 refer to the combined business of the Funds and references after October 24, 2022 refer to the consolidated business of Granite Ridge Resources, Inc.

Basis of Presentation

As a result of the Business Combination, periods prior to October 24, 2022 reflect the Funds as limited partnerships, not as corporations. The primary financial impacts of the Transactions to the condensed consolidated financial statements were (i) reclassification of partnership capital accounts to equity accounts reflective of a corporation and (ii) income tax effects. Since the Funds were identified as entities under common control, the condensed consolidated financial statements for periods prior to the GREP Formation Transaction have been adjusted to retrospectively combine the previously separate entities for presentation purposes. All intercompany transactions within the consolidated businesses of the Company have been eliminated.

The condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company operates in one operating segment, which is oil and natural gas development, exploration and production. All of our operations are conducted in the geographic area of the United States.

Use of Estimates

The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates of reserves are used to determine depletion and to conduct impairment analysis. The Company’s estimates of oil and natural gas reserves are, by necessity, projections based on geologic and engineering data, and there are uncertainties inherent in the interpretation of such data as well as the projection of future rates of production and the timing of development expenditures. Any significant variance in the assumptions could materially affect the estimated quantity of the reserves, which could affect the carrying value of the Company’s oil and natural gas properties and/or the rate of depletion related to the oil and natural gas properties.

Additional significant estimates include, but are not limited to, fair value of derivative financial instrument, fair value of business combinations, asset retirement obligations, revenue receivable and income taxes. Actual results could differ from those estimates.

Reclassifications

Certain reclassifications have been made to prior period amounts to conform to the current period presentation.

Interim financial statements

The accompanying condensed consolidated financial statements of the Company have not been audited by the Company’s independent registered public accounting firm, except that the condensed consolidated balance sheet at December 31, 2022 is derived from audited combined consolidated financial statements. In the opinion of management, the accompanying condensed consolidated financial statements reflect all adjustments necessary to present fairly the Company’s condensed consolidated financial statements. All such adjustments are of a normal, recurring nature. In preparing the accompanying condensed consolidated financial statements, management has made certain estimates and assumptions that affect reported amounts in the condensed consolidated financial statements. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results.

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GRANITE RIDGE RESOURCES, INC.

Notes to Condensed Consolidated Financial Statements

Certain disclosures have been condensed in or omitted from these condensed consolidated financial statements. Accordingly, these notes to the condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022.

Revenue Receivable

Revenue receivable is comprised of accrued oil and natural gas sales. The operators remit payment for production directly to the Company. In the event of complete non-performance by the Company’s customers, the maximum exposure to the Company is the outstanding revenue receivable balance at the date of non-performance. The Company monitors this exposure primarily by reviewing credit ratings, financial statements and payment history. Revenue receivables are generally unsecured and typically received from the operator one to three months after production. The Company had an allowance for expected credit losses of $0.2 million at September 30, 2023, which was based on a historical loss rate. The Company’s allowance for doubtful accounts at December 31, 2022 was immaterial.

The Company considers forecasts of future economic conditions in the estimate of its expected credit losses, in particular whether there is an increase in the probability that the Company’s counterparties are unable to pay their obligations when due, and adjusts its allowance for expected credit losses, when necessary.

Advance to Operators

The Company participates in the drilling of oil and natural gas wells with other working interest partners. Due to the capital-intensive nature of oil and natural gas drilling activities, our partner operators may request advance payments from working interest partners for their share of the costs. The Company expects such advances to be applied by these operators against joint interest billings for its share of drilling operations within 90 days from when the advance is paid. Changes in advances to operators are presented as an investing outflow within capital expenditures for oil and natural gas properties on the statement of cash flows.

Oil and Natural Gas Properties

The Company uses the successful efforts method of accounting for oil and gas producing activities, as further defined under ASC 932, Extractive Activities - Oil and Gas (“ASC 932”). Costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory leases that find proved reserves, and to drill and equip development leases and related asset retirement costs are capitalized. Costs to drill exploratory wells are capitalized pending determinations of whether the wells have proved reserves. If the Company determines that the wells do not have proved reserves, the costs are charged to expense.

Capitalized leasehold costs relating to proved properties are depleted using the unit-of-production method based on proved reserves. The depletion of capitalized drilling and development costs and integrated assets is based on the unit-of-production method using proved developed reserves. The Company recognized depletion expense of $44.1 million and $36.5 million for the three months ended September 30, 2023 and 2022, respectively, and $112.7 million and $83.7 million for the nine months ended September 30, 2023 and 2022, respectively.

Derivative Instruments- Commodity Derivatives

The Company recognizes its derivative instruments as either assets or liabilities measured at fair value. The Company nets the fair value of the derivative instruments by counterparty in the accompanying condensed consolidated balance sheets when the right of offset exists. The Company does not have any derivatives designated as fair value or cash flow hedges.

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GRANITE RIDGE RESOURCES, INC.

Notes to Condensed Consolidated Financial Statements

Derivative Instruments- Common Stock Warrants

Prior to the Warrant Exchange, the Company accounted for warrants as liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity” (“ASC 480”) and ASC Topic 815, “Derivatives and Hedging” (“ASC 815”). The warrants were required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants were recognized as a non-operating gain or loss on the condensed consolidated statements of operations. For the period during which the Company’s common stock was publicly traded, the fair value of the warrants was based on quoted prices in an active market. Refer to Note 4 for further discussion on fair value considerations.

On June 22, 2023, the Company issued 2,471,738 shares of common stock in exchange for 9,887,035 warrants tendered in the Offer. In July 2023, each remaining outstanding warrant was converted into 0.225 shares of the Company’s common stock, and subsequently, no warrants remained outstanding. See Note 9 for further discussion of the Warrant Exchange.

Revenue Recognition

The Company’s revenues are primarily derived from its interests in the sale of oil and natural gas production. The Company recognizes revenue from its interests in the sales of oil and natural gas in the period that its performance obligations are satisfied.

Performance obligations are satisfied when the customer obtains control of the product, when the Company has no further obligations to perform related to the sale, when the transaction price has been determined, and when collectability is probable.

The Company receives payment from the sale of oil and natural gas production from one to three months after delivery. The transaction price is variable as it is based on market prices for oil and natural gas, less revenue deductions such as gathering, transportation, and compression costs. Management has determined that the variable revenue constraint is overcome at the date control passes to the customer since the variable consideration to be received can be reasonably estimated based on daily market prices and historical transportation charges. Revenue is presented net of these costs within the condensed consolidated statements of operations. At the end of each month when the performance obligation is satisfied, the variable consideration can be reasonably estimated, and amounts due from customers are accrued in revenue receivable in the balance sheets. Variances between the Company’s estimated revenue and actual payments are recorded in the month the payment is received; however, differences have been and are insignificant.

The Company does not disclose the value of unsatisfied performance obligations under its contracts with customers as it applies the practical expedient in accordance with ASC 606. The expedient, as described in ASC 606-10-50-14(a), applies to variable consideration that is recognized as control of the product is transferred to the customer. Since each unit of product represents a separate performance obligation, future volumes are wholly unsatisfied, and disclosure of the transaction price allocated to remaining performance obligations is not required.

Non-operated Crude Oil and Natural Gas Revenues

The Company’s proportionate share of production from non-operated properties is generally marketed at the discretion of the operators. For non-operated properties, the Company receives a net payment from the operator representing its proportionate share of sales proceeds which is net of transportation and production tax costs incurred by the operator, if any. Such non-operated revenues are recognized at the net amount of proceeds to be received by the Company during the month in which production occurs and it is probable the Company will collect the consideration it is entitled to receive. Proceeds are generally received by the Company within one to three months after the month in which production occurs.

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GRANITE RIDGE RESOURCES, INC.

Notes to Condensed Consolidated Financial Statements

Take-in Kind Oil and Natural Gas Revenues

Under certain arrangements, the Company has the right to take a volume of processed residue gas and/or natural gas liquids (“NGLs”) in-kind at the tailgate of the midstream customer’s processing plant in lieu of receiving a net payment from the operator representing its proportionate share of its natural gas production. The Company currently takes certain processed gas volumes in kind in lieu of monetary settlement but does not currently take NGL volumes in kind. When the Company elects to take volumes in kind, it pays third parties to transport the processed products it took in-kind to downstream delivery points, where it then sells to customers at prices applicable to those downstream markets. In such situations, revenues are recognized during the month in which control transfers to the customer at the delivery point and it is probable the Company will collect the consideration it is entitled to receive. Sales proceeds are generally received by the Company within one month after the month in which a sale has occurred. In these scenarios, gathering and processing costs and transportation expenses the Company incurs to transport the processed products to downstream customers are recorded in Lease Operating Expenses on the condensed consolidated statements of operations.

The Company’s disaggregated revenue has two primary sources: oil sales and natural gas sales. Substantially all of the Company’s oil and natural gas sales come from five geographic areas in the United States: the Eagle Ford Basin (Texas), the Permian Basin (Texas), the Haynesville Basin (Texas/Louisiana), the Denver-Julesburg “DJ” Basin (Colorado), and the Bakken Basin (Montana/North Dakota). The following tables present the disaggregation of the Company’s oil revenues and natural gas revenues by basin for the three and nine months ended September 30, 2023 and 2022.

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2023	2022	2023	2022
Oil	$88,210	$79,051	$230,755	$251,088
Natural gas	20,194	57,915	56,516	129,994
Total	$108,404	$136,966	$287,271	$381,082

Permian	$66,586	$69,386	$168,920	$196,552
Eagle Ford	12,279	15,732	34,000	49,120
Bakken	14,005	18,007	39,124	52,817
Haynesville	5,968	25,570	20,001	52,223
DJ	9,566	8,271	25,226	30,370
Total	$108,404	$136,966	$287,271	$381,082

Stock-Based Compensation

Stock-based compensation expense is recognized in the Company’s financial statements on an accelerated basis over the awards’ vesting periods based on their grant date fair values. Restricted stock awards are valued at the closing price of our common stock on the date of grant. The Company utilizes the Monte Carlo simulation method to determine the fair value of certain performance stock units (“PSUs”) and a Binomial Lattice model for stock options. The Company recognizes forfeitures on stock-based compensation awards as they occur.

Recently Issued and Applicable Accounting Pronouncements

The FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” which replaces the current “incurred loss” methodology for recognizing credit losses with an “expected loss” methodology. This new methodology requires that a financial asset measured at amortized cost be presented at the net amount expected to be collected. This standard is intended to provide more timely decision-useful information about the expected credit losses on financial instruments. The adoption of this guidance on January 1, 2023 did not have a material impact on the Company’s condensed consolidated financial statements or related disclosures. Revenue receivables is the primary financial asset that is within the scope of the new guidance. A loss-rate method is applied to the receivables to estimate credit losses. The Company recognized a tax effected $0.1 million non-cash cumulative effect adjustment to retained earnings on its opening consolidated balance sheet at January 1, 2023 to record an allowance for expected credit losses associated with the Company’s revenue receivables.

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GRANITE RIDGE RESOURCES, INC.

Notes to Condensed Consolidated Financial Statements

3.	Derivative Financial Instruments

The Company uses derivative financial instruments in connection with its oil and natural gas operations to provide an economic hedge of the Company’s exposure to commodity price risk associated with anticipated future oil and natural gas production. The Company does not hold or issue derivative financial instruments for trading purposes.

The Company does not designate its derivative instruments to qualify for hedge accounting. Accordingly, the Company reflects changes in the fair value of its derivative instruments in its condensed consolidated statements of operations as they occur.

Collar, Producer 3-way Option Contracts and Swaps

The Company’s derivative financial instruments consist of collar, producer 3-way option contracts and swaps.

A collar option is established with the sale of a short call option (ceiling price) and the purchase of a long put option (floor price) set to expire at a predetermined date in the future. The options give the owner the right but not the obligation to exercise the option at the expiration date.

A producer 3-way option contract is established with the sale of a short call option (ceiling price) and the purchase of a long put option (floor price) set to expire at a predetermined date in the future. However, the producer 3-way option contract also includes the sale of a short put option (sub-floor price) set to expire at a predetermined date in the future. The options give the owner the right but not the obligation to exercise the option at the expiration date.

When the settlement price is below the established floor price, the Company receives an amount from its counterparty equal to the difference between the settlement price and the floor price multiplied by the hedged contract volume. When the settlement price is above the established ceiling price, the Company pays its counterparty an amount equal to the difference between the settlement price and the ceiling price multiplied by the hedged contract volume. When the settlement price is between the established floor and the ceiling, no amounts are due to or from the counterparty. In the case of a 3-way option contract, when the settlement price is below the sub-floor price, the Company receives from its counterparty an amount equal to the difference of the floor price and the sub-floor price multiplied by the hedged contract volume.

A swap contract allows the Company to receive a fixed price and pay a floating market price to the counterparty for the hedged commodity.

The Company has master netting agreements with its counterparties, and therefore certain amounts may be presented on a net basis in the condensed consolidated balance sheets.

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GRANITE RIDGE RESOURCES, INC.

Notes to Condensed Consolidated Financial Statements

Volume of Derivative Activities

The following table sets forth the Company’s outstanding commodity derivative contracts as of September 30, 2023.

	2023	2024	2025
	Total	Total	Total
Producer 3-way (oil)
Volume (Bbl)	208,488	—	—
Weighted-average sub-floor price ($/Bbl)	$60.43	$—	$—
Weighted-average floor price ($/Bbl)	$80.00	$—	$—
Weighted-average ceiling price ($/Bbl)	$101.92	$—	$—
Collar (oil)
Volume (Bbl)	371,304	1,188,846	—
Weighted-average floor price ($/Bbl)	$67.49	$62.85	$—
Weighted-average ceiling price ($/Bbl)	$88.14	$82.95	$—
Swaps (oil)
Volume (Bbl)	—	181,000	—
Weighted-average price ($/Bbl)	$—	$80.00	$—
Collar (natural gas)
Volume (Mcf)	2,086,650	3,301,000	1,406,000
Weighted-average floor price ($/Mcf)	$4.49	$3.26	$3.63
Weighted-average ceiling price ($/Mcf)	$6.34	$4.86	$5.42
Swaps (natural gas)
Volume (Mcf)	—	4,303,000	—
Weighted-average price ($/Mcf)	$—	$3.24	$—

The following table summarizes the amounts reported in the condensed consolidated statements of operations related to the commodity derivative instruments for the three and nine months ended September 30, 2023 and 2022:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2023	2022	2023	2022
Gain (loss) on commodity derivatives
Oil derivatives	$(9,808)	$15,842	$(4,906)	$(12,297)
Natural gas derivatives	1,679	(12,771)	11,321	(18,490)
Total	$(8,129)	$3,071	$6,415	$(30,787)

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GRANITE RIDGE RESOURCES, INC.

Notes to Condensed Consolidated Financial Statements

The following table represents the Company’s net cash receipts (payments on) commodity derivatives for the three and nine months ended September 30, 2023 and 2022:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2023	2022	2023	2022
Net cash receipts from (payments on) commodity derivatives
Oil derivatives	$119	$(6,946)	$3,912	$(23,165)
Natural gas derivatives	4,300	(8,153)	14,918	(16,841)
Total	$4,419	$(15,099)	$18,830	$(40,006)

Common Stock Warrants

On October 24, 2022, in connection with the Business Combination, the Company issued 10,349,975 common stock warrants. Each warrant entitled the holder to purchase one share of Granite Ridge’s common stock at an exercise price of $11.50 per share. The common stock warrants became exercisable 30 days after the completion of the Business Combination and 461 common stock warrants were exercised as of September 30, 2023.

On June 22, 2023, the Company issued 2,471,738 shares of common stock in exchange for 9,887,035 warrants tendered in the Offer. In July 2023, each remaining outstanding warrant was converted into 0.225 shares of the Company’s common stock.

The fair value of the common stock warrants as of December 31, 2022 was $11.9 million. We recognized a loss of $8.0 thousand and $5.7 million during the three and nine months ended September 30, 2023, respectively, from the change in fair value of the warrant liability in the condensed consolidated statements of operations. The warrants exchanged in the Offer were marked to fair value on the date of settlement, and the liability of $17.0 million and $0.7 million related to the exchanged common stock warrants was removed from the condensed consolidated balance sheet in June 2023 and July 2023, respectively, and the issuance of shares of the Company’s common stock was reflected in stockholders’ equity. See Note 9 for further discussion of the Warrant Exchange.

4.	Fair Value Measurements

The Company has adopted and follows ASC 820, Fair Value Measurements and Disclosures, for measurement and disclosures about fair value of its financial instruments. ASC 820 establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, ASC 820 establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three (3) broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three (3) levels of fair value hierarchy defined by ASC 820 are:

Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 — Inputs (other than quoted market prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life.

Level 3 — Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. Valuation of instruments includes unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

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GRANITE RIDGE RESOURCES, INC.

Notes to Condensed Consolidated Financial Statements

As defined by ASC 820, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale, which was further clarified as the price that would be received to sell an asset or paid to transfer a liability (“an exit price”) in an orderly transaction between market participants at the measurement date.

As required, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels.

The following table presents the carrying amounts and fair values of the Company’s financial instruments as of September 30, 2023 and December 31, 2022:

	September 30, 2023		December 31, 2022
(in thousands)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:
Derivative instruments - commodity derivatives	$2,112	$2,112	$10,089	$10,089

Liabilities:
Derivative instruments - common stock warrants	$—	$—	$11,902	$11,902
Revolving credit facilities	$85,000	$85,000	$—	$—
Derivative instruments - commodity derivatives	$4,870	$4,870	$431	$431

Revolving credit facilities — The carrying amounts of the revolving credit facilities approximate their fair values, as the applicable interest rates are variable and reflective of market rates.

Other financial assets and liabilities — The carrying amounts of the Company’s other financial assets and liabilities, such as revenue receivable and accrued expenses due to sellers, approximate their fair values because of the short maturity of these instruments.

Derivative instruments - commodity derivatives — The fair value of the Company’s derivative instruments is estimated by management considering various factors, including closing exchange and over-the-counter quotations and the time value of the underlying commitments. The fair value of the Company’s commodity derivative instruments is considered to be a Level 2 measurement. Substantially all of these inputs are observable in the marketplace throughout the full term of the derivative instrument, can be derived from observable data, or supported by observable levels at which transactions are executed in the marketplace. The Company’s valuation models are primarily industry-standard models that consider various inputs including: (i) quoted forward prices for commodities, (ii) current market and contractual prices for the underlying instruments, (iii) applicable credit-adjusted risk-free rate curves, as well as other relevant economic measures.

Derivative instruments - common stock warrants — The fair value of the Company’s common stock warrant liability was valued using the instrument’s publicly listed trading price, which is considered to be a Level 1 measurement due to the use of an observable market quote in an active market.

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GRANITE RIDGE RESOURCES, INC.

Notes to Condensed Consolidated Financial Statements

Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels. The following tables summarize (i) the valuation of each of the Company’s financial instruments by required fair value hierarchy levels and (ii) the gross fair value by the appropriate balance sheet classification even when the derivative instruments are subject to netting arrangements and qualify for net presentation in the Company’s condensed consolidated balance sheets as of September 30, 2023 and December 31, 2022. The Company nets the fair value of commodity derivative instruments by counterparty in the Company’s condensed consolidated balance sheets.

	September 30, 2023
					Gross	Net Fair Value
					Amounts Offset in the Condensed	Presented in the Condensed
	Fair Value Measurement Using			Total Fair	Consolidated	Consolidated
(in thousands)	Level 1	Level 2	Level 3	Value	Balance Sheet	Balance Sheet
Assets (at fair value):
Commodity derivatives – current portion	$—	$6,288	$—	$6,288	$(4,176)	$2,112
Commodity derivatives – noncurrent portion	—	2,212	—	2,212	(2,212)	—
Liabilities (at fair value):
Commodity derivatives – current portion	—	(8,567)	—	(8,567)	4,176	(4,391)
Commodity derivatives – noncurrent portion	—	(2,691)	—	(2,691)	2,212	(479)
Net derivative instruments	$—	$(2,758)	$—	$(2,758)	$—	$(2,758)

	December 31, 2022
					Gross	Net Fair Value
					Amounts Offset in the Condensed	Presented in the Condensed
	Fair Value Measurement Using			Total Fair	Consolidated	Consolidated
(in thousands)	Level 1	Level 2	Level 3	Value	Balance Sheet	Balance Sheet
Assets (at fair value):
Commodity derivatives – current portion	$—	$20,197	$—	$20,197	$(10,108)	$10,089
Liabilities (at fair value):
Commodity derivatives – current portion	—	(10,539)	—	(10,539)	10,108	(431)
Warrant liability - noncurrent portion	(11,902)	—	—	(11,902)	—	—
Net derivative instruments	$(11,902)	$9,658	$—	$(2,244)	$—	$9,658

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GRANITE RIDGE RESOURCES, INC.

Notes to Condensed Consolidated Financial Statements

5.	Acquisitions and Divestitures

2023 Acquisitions

During the nine months ended September 30, 2023, the Company acquired various oil and natural gas properties.

In September 2023, the Company closed on an acquisition treated as a business combination where it received proved developed producing oil and natural gas properties with approximately 281 net acres. The properties are located in the Permian, Eagle Ford and DJ basins. As consideration for the acquisition, the Company paid $8.5 million in cash. Asset retirement obligations acquired were $0.2 million.

All other acquisitions during the nine months ended September 30, 2023 qualified as asset acquisitions. These included the following transactions:

Permian Basin - During the nine months ended September 30, 2023, the Company closed on various acquisitions of unproved oil and natural gas properties for a total purchase price of $22.8 million in the Permian Basin.

DJ Basin - During the nine months ended September 30, 2023, the Company closed on an acquisition of proved developed producing oil and natural gas properties in the DJ Basin. As consideration for the entire acquisition, the Company paid $17.4 million in cash, of which $1.9 million was held in escrow and paid during 2022. Asset retirement obligations acquired were $0.9 million.

Eagle Ford Basin - During the nine months ended September 30, 2023, the Company acquired proved oil and natural gas properties in the Eagle Ford Basin for $0.5 million.

Haynesville Basin - During the nine months ended September 30, 2023, the Company acquired various proved and unproved oil and natural gas properties in the Haynesville Basin for $2.1 million.

2022 Acquisitions

Permian Basin - During the nine months ended September 30, 2022, the Company closed on various asset acquisitions of proved oil and natural gas properties for $7.6 million and unproved oil and natural gas properties for $17.7 million in the Permian Basin.

Bakken Basin - During the nine months ended September 30, 2022, the Company closed on an asset acquisition of proved oil and natural gas properties in the Bakken Basin for $1.6 million.

DJ Basin - During the nine months ended September 30, 2022, the Company closed on asset acquisitions of unproved oil and natural gas properties in the DJ Basin for $2.9 million.

Haynesville Basin - During the nine months ended September 30, 2022, the Company closed on an asset acquisition of proved oil and natural gas properties in the Haynesville Basin for $3.0 million.

2022 Divestitures

Eagle Ford Basin - During the nine months ended September 30, 2022, the Company sold a partial unit of oil and natural gas properties in the Eagle Ford Basin for $0.7 million.

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GRANITE RIDGE RESOURCES, INC.

Notes to Condensed Consolidated Financial Statements

6.	Stock Incentive Plan

In connection with the closing of the Transactions, the Company’s Board of Directors adopted the Granite Ridge Resources, Inc. 2022 Omnibus Incentive Plan (the “Plan”), which provides for granting, among others, stock options, restricted stock awards, PSUs and other awards to directors, officers, employees and consultants or advisors employed by or providing service to the Company.

During the first quarter of 2023, the Company issued restricted stock awards, stock awards, stock options, and PSUs. Stock-based compensation expense during the three and nine months ended September 30, 2023 was $0.4 million and $1.8 million, respectively.

Restricted Stock Awards - The Company may award restricted stock to its employees and consultants under the Plan. All restricted shares are legally issued and outstanding. If an employee terminates employment prior to the restriction lapse date, the awarded shares are forfeited and canceled and are no longer considered issued and outstanding. The holders of unvested restricted stock awards have voting rights and the right to receive dividends. The restricted stock awards generally vest over a period of three years.

PSUs - The Company may award PSUs to its employees and consultants under the Plan. The PSUs vest over a period of approximately three years with the total number of shares determined based upon certain performance criteria. Under the terms of our PSU grants, awards are granted to certain officers and are subject to “financial performance” and “market performance” criteria for the Company and to individual performance criteria for the officers awarded PSUs. Financial performance is based on the Company’s financial performance at the end of the performance period, while market performance is based on the relative standing of total shareholder return achieved by the Company compared to a predetermined group of peer companies at the end of the performance period. Individual performance criteria is based on the officers’ performance relative to individual performance goals at the end of the performance period. The number of shares ultimately issued under these awards can range from zero to 200% of target award amounts.

Stock Options - The Company may award stock options to its employees and consultants under the Plan. The Company’s outstanding stock options have been granted to certain officers and expire in 10 years following the date of grant. Pursuant to the stock options granted under the Plan, 33% of the options vested immediately with an additional 33% to vest on each of the next two anniversaries of the date of the grant. Of the stock options granted during 2023, 72,108 of the stock options have an exercise price per share of $5.02, and 320,000 of the stock options have an exercise price per share of $9.22.

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GRANITE RIDGE RESOURCES, INC.

Notes to Condensed Consolidated Financial Statements

Other Awards - The Company may issue other awards to its employees and consultants under the Plan. During the first quarter of 2023, the Company issued 94,007 fully vested stock awards as other awards under the Plan. Weighted average grant date fair value of other awards was $8.51.

A summary of the Company’s activity under the Plan for the restricted stock awards, PSUs and stock options for the nine months ended September 30, 2023 is presented below:

	Restricted Stock Awards	Performance Stock Units	Stock Options
Outstanding at December 31, 2022	—	—	—
Awards granted (1)	308,938	26,574	392,108
Awards vested	—	—	(130,702)
Outstanding at September 30, 2023	308,938	26,574	261,406

(1) Weighted average grant date fair value per share/unit	$5.72	$6.01	$0.82

7.	Income Taxes

In 2022, the Company became the sole owner of GREP. GREP is a disregarded entity for U.S. federal income tax purposes. Prior to the Business Combination, GREP and the associated activities held by the Funds were treated as partnerships for U.S. federal income tax purposes and were not subject to U.S. federal income tax. Any taxable income or loss generated prior to the Business Combination was passed through to and included in the taxable income or loss of its members. As a result of the Business Combination, the Funds’ net assets were transferred to the Company resulting in carryover tax basis of those assets. The Company is a C corporation and subject to U.S. federal income tax and state and local income taxes.

The Company records income taxes through the use of an estimated annual effective tax rate and specific events that are discretely recognized as they occur. For the three and nine months ended September 30, 2023, the Company recorded an income tax expense of $5.2 million and $20.1 million, respectively.

At the end of each interim period, the Company applies an estimated annualized effective tax rate to the current period income or loss before income taxes, which can produce interim effective tax rate fluctuations. The Company’s effective income tax rate was 22.3% and 24.0% for the three and nine months ended September 30, 2023, respectively. The effective tax rate differs from the enacted statutory rate of 21% primarily due to the impact of certain discrete items and state income taxes.

The Company has evaluated all tax positions for which the statute of limitations remains open and believes that the material positions taken would more likely than not be sustained upon examination. Therefore, as of September 30, 2023 and December 31, 2022, the Company had no unrecognized tax benefits and did not recognize any interest or penalties during those respective periods related to unrecognized tax benefits.

On August 16, 2022, the Inflation Reduction Act (the “IRA”) was enacted into law and includes significant changes related to tax, climate change, energy and health care. The provisions within IRA, among other things, include (i) a new 15% corporate alternative minimum tax on certain large corporations, (ii) a new nondeductible 1% excise tax on the value of certain stock that a company repurchases, and (iii) various tax incentives for energy and climate initiatives. Each of these provisions are effective for tax years beginning after December 31, 2022. The Department of Treasury is expected to publish regulations relevant to many aspects of the IRA. The Company is currently awaiting such guidance and continues to evaluate the effect of the new law to its future cash flows and financial results. The Company currently expects no impact of the corporate alternative minimum tax on income tax expense for the 2023 tax year.

23

GRANITE RIDGE RESOURCES, INC.

Notes to Condensed Consolidated Financial Statements

8.	Debt

The carrying value of the Company’s total debt was $85.0 million at September 30, 2023. We had no debt outstanding at December 31, 2022.

Granite Ridge Credit Agreement

On October 24, 2022, Granite Ridge entered into a senior secured revolving credit agreement (the “Credit Agreement”) among Granite Ridge, as borrower, Texas Capital Bank, as administrative agent, and the lenders from time to time party thereto. The Credit Agreement has a maturity date of five years from the effective date thereof.

The Credit Agreement initially provided for aggregate elected commitments of $150.0 million, a borrowing base of $325.0 million and an aggregate maximum revolving credit amount of $1.0 billion. The borrowing base is scheduled to be redetermined semiannually on or about April 1 and October 1 of each calendar year, and is subject to additional adjustments from time to time, including for asset sales, elimination or reduction of hedge positions and incurrence of other debt. On November 7, 2023, Granite Ridge amended the Credit Agreement which, among other things, decreased the borrowing base from $325.0 million to $275.0 million and provided for aggregate elected commitments of $240.0 million.

The Company and the Required Lenders (as defined in the Credit Agreement) may each request one unscheduled redetermination of the borrowing base between each scheduled redetermination. The amount of the borrowing base is determined by the lenders in their sole discretion and consistent with the oil and gas lending criteria of the lenders at the time of the relevant redetermination. The amount Granite Ridge is able to borrow under the Credit Agreement is subject to compliance with the financial covenants, satisfaction of various conditions precedent to borrowing, and other provisions of the Credit Agreement.

At September 30, 2023, we had outstanding borrowings of $85.0 million and $0.3 million of letters of credit issued and outstanding under the Credit Agreement, resulting in availability of $64.7 million. The Credit Agreement is guaranteed by the restricted subsidiaries of Granite Ridge and is secured by a first priority mortgage and security interest in substantially all assets of the Company and of its restricted subsidiaries.

Borrowings under the Credit Agreement may be base rate loans or secured overnight financing rate (“SOFR”) loans. Interest for base rate loans and SOFR loans is payable at the end of the applicable interest period. Prior to the Credit Agreement amendment on November 7, 2023, SOFR loans accrued interest at SOFR plus an applicable margin ranging from 250 to 350 basis points, depending on the percentage of the borrowing base utilized, plus an additional 10, 15 or 20 basis point credit spread adjustment for a one, three or six month interest period, respectively. Base rate loans accrued interest at a rate per annum equal to the greatest of: (i) the U.S. prime rate as published by the Wall Street Journal; (ii) the federal funds effective rate plus 50 basis points; and (iii) the adjusted SOFR rate for a one-month interest period plus 100 basis points, plus an applicable margin ranging from 150 to 250 basis points, depending on the percentage of the borrowing base utilized.

As a result of the Credit Agreement amendment on November 7, 2023, SOFR loans now bear interest at SOFR plus an applicable margin ranging from 300 to 400 basis points, depending on the percentage of the borrowing base utilized, plus an additional 10, 15 or 20 basis point credit spread adjustment for a one, three or six month interest period, respectively. Base rate loans now bear interest at a rate per annum equal to the greatest of: (i) the U.S. prime rate as published by the Wall Street Journal; (ii) the federal funds effective rate plus 50 basis points; and (iii) the adjusted SOFR rate for a one-month interest period plus 100 basis points, plus an applicable margin ranging from 200 to 300 basis points, depending on the percentage of the borrowing base utilized.

24

GRANITE RIDGE RESOURCES, INC.

Notes to Condensed Consolidated Financial Statements

We also pay a commitment fee on unused elected commitment amounts under our facility of 50 basis points. We may repay any amounts borrowed under the Credit Agreement prior to the maturity date without any premium or penalty.

The Credit Agreement contains certain financial covenants, including the maintenance of the following financial ratios:

(i)	a leverage ratio, which is the ratio of Consolidated Total Debt to EBITDAX (each as defined in the Credit Agreement), of not greater than 3.00 to 1.00 as of the last day of each fiscal quarter, and

(ii)	a Current Ratio (as defined in the Credit Agreement), of not less than 1.00 to 1.00 as of the last day of each fiscal quarter.

At September 30, 2023, the Company was in compliance with all financial covenants required by the Credit Agreement.

9.	Equity

As a result of the Business Combination, periods prior to October 24, 2022 reflect Granite Ridge as a limited partnership, not a corporation.

On the date of the Transactions, the capital of the Funds consisted of general partner interests and limited partner interests. The general partner interest was a management interest. The general partners of each of the Funds were granted full and complete power and authority to manage and conduct the business and affairs of the Funds and to take all such actions as they deemed necessary or appropriate to accomplish the purpose of the Funds. In connection with the Business Combination, the net assets of the Funds were transferred to GREP, which became a wholly-owned subsidiary of Granite Ridge. For additional information regarding the Business Combination, see Note 1.

Warrant Exchange - On June 22, 2023, the Company completed an Offer to holders of its outstanding warrants which provided such holders the opportunity to receive 0.25 shares of the Company’s common stock in exchange for each warrant tendered by such holders. This Offer coincided with a solicitation of consents from holders of the warrants to amend the warrant agreement to permit the Company to require that each warrant that remained outstanding upon the closing of the Offer be exchanged for 0.225 shares of the Company’s common stock. On June 22, 2023, the Company issued 2,471,738 shares of common stock in exchange for 9,887,035 warrants tendered in the Offer, with a minimal cash settlement in lieu of partial shares. In July 2023, each remaining outstanding warrant was converted into 0.225 shares of the Company’s common stock, and subsequently, no warrants remained outstanding.

The warrants exchanged in the Offer were marked to fair value on the date of settlement, which was recorded in Loss on derivatives - common stock warrants on the condensed consolidated statements of operations. Upon exchange, the liability of $17.0 million and $0.7 million related to the exchanged common stock warrants in June 2023 and July 2023, respectively, was removed from the condensed consolidated balance sheet and the issuance of shares of the Company’s common stock was reflected in stockholders’ equity.

The Company incurred $2.5 million of costs directly related to the Warrant Exchange, consisting primarily of professional, legal, printing, filing, regulatory, and other costs. The costs were recorded in General and administrative expenses on the condensed consolidated statements of operations for the nine months ended September 30, 2023.

Common Stock Dividends - The Company paid dividends of $14.8 million, or $0.11 per share, and $44.1 million, or $0.33 per share during the three and nine months ended September 30, 2023, respectively. Any payment of future dividends will be at the discretion of the Company’s Board of Directors.

25

GRANITE RIDGE RESOURCES, INC.

Notes to Condensed Consolidated Financial Statements

Stock Repurchase Program - In December 2022, the Company announced that its Board of Directors approved a stock repurchase program for up to $50.0 million of the Company’s common stock through December 31, 2023. Under the stock repurchase program, the Company can repurchase shares of its common stock from time to time in open market transactions or in privately negotiated transactions as permitted under applicable rules and regulations. The Board of Directors of the Company may limit or terminate the stock repurchase program at any time without prior notice, but, with no further action of the Board of Directors of the Company, the stock repurchase program will terminate on December 31, 2023.

During the three and nine months ended September 30, 2023, the Company repurchased 868,726 and 1,802,311 shares under the program at an aggregate cost of $6.3 million and $12.1 million, respectively. As of September 30, 2023, the Company had repurchased a total of 1,828,231 shares since the inception of the program at an aggregate cost of $12.3 million. The extent to which the Company repurchases its shares of common stock, and the timing of such repurchases, will depend upon market conditions and other considerations as may be considered in the Company’s sole discretion.

Vesting Shares

As discussed in Note 1, 495,357 shares of Class F common stock of ENPC were converted into 1,238,393 shares of Class A common stock of ENPC, 371,518 of which became subject to certain vesting and forfeiture provisions upon their conversion to the Company’s common stock in accordance with the Business Combination Agreement (the “Vesting Shares”). Based on an assessment of the Vesting Shares, the Company considered ASC 480 and accounted for the Vesting Shares as a liability. The Company recorded a liability related to the Vesting Shares of $1.3 million as of December 31, 2022. In January 2023, the Company reversed this liability and the related additional paid-in capital when 151,170 of these shares vested. The remaining shares were forfeited.

10.	Related Party Transactions

On the Closing Date of the Business Combination, Grey Rock Administration, LLC (the “Manager”) entered into a Management Services Agreement with Granite Ridge (the “MSA”). Under the MSA, the Manager will provide general management, administrative, and operating services covering the oil and gas assets and other properties of the Company and other day-to-day business and affairs of the Company. In accordance with the MSA, the Company shall pay the Manager an annual services fee of $10.0 million and shall reimburse the Manager for certain Granite Ridge group costs related to the operation of the Company’s assets (including for third party costs allocated or attributable to the assets of the Company). The initial term of the MSA expires on April 30, 2028; however, the MSA will automatically renew for additional consecutive one-year renewal terms until terminated in accordance with its terms. Upon any termination of the MSA, the Manager shall provide transition services for a period of up to 90 days. For the three and nine months ended September 30, 2023, service fees for the Company under the MSA were $2.5 million and $7.5 million, respectively.

Prior to the Transactions, the Funds paid management fees to an investment advisor under common control with the Funds as compensation for providing managerial services to the Company.

For the three and nine months ended September 30, 2022, total management fees for the Company were $1.5 million and $4.5 million, respectively.

Service and management fee are included in general and administrative expenses within the accompanying condensed consolidated statements of operations.

11.	Risk Concentrations

As a non-operator, 100% of the Company’s wells are operated by third-party operating partners. As a result, the Company is highly dependent on the success of these third-party operators. If they are not successful in the development, exploitation, production and exploration activities relating to the Company’s leasehold interests, or are unable or unwilling to perform, the Company’s financial condition and results of operation could be adversely affected. These risks are heightened in a low commodity price environment, which may present significant challenges to these third-party operators. The Company’s third-party operators will make decisions in connection with their operations that may not be in the Company’s best interests, and the Company may have little or no ability to exercise influence over the operational decisions of its third-party operators.

26

GRANITE RIDGE RESOURCES, INC.

Notes to Condensed Consolidated Financial Statements

In the normal course of business, the Company maintains its cash balances in financial institutions, which at times may exceed federally insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from these counterparties.

Derivative Counterparties - The Company uses credit and other financial criteria to evaluate the creditworthiness of counterparties to its derivative instruments. The Company believes that all of its derivative counterparties are currently acceptable credit risks. All of the Company’s outstanding derivative instruments are covered by either International Swap Dealers Association Master Agreements (“ISDAs”) entered into with parties that are also lenders under the Company’s Credit Agreement or parties under the intercreditor agreement related to the Credit Agreement. The Company’s obligation under the derivative instruments are secured pursuant to the Credit Agreement, and no additional collateral had been posted by the Company.

12.	Earnings Per Share

The Company uses the two-class method of calculating earnings per share because certain of the Company’s unvested stock-based awards qualify as participating securities.

The Company’s basic earnings (loss) per share attributable to common stockholders is computed as (i) net income (loss) as reported, (ii) less participating basic earnings (iii) divided by weighted average basic common shares outstanding. The Company’s diluted earnings (loss) per share attributable to common stockholders is computed as (i) basic earnings (loss) attributable to common stockholders, (ii) plus reallocation of participating earnings (iii) divided by weighted average diluted common shares outstanding.

27

GRANITE RIDGE RESOURCES, INC.

Notes to Condensed Consolidated Financial Statements

The following table presents the basic and diluted earnings per share computations for the three and nine months ended September 30, 2023 and 2022:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands, except per share data)	2023	2022	2023	2022
Net income	$17,957	$79,991	$63,560	$205,719
Participating basic earnings (a)	(41)	—	(109)	—
Basic earnings attributable to common stockholders	17,916	79,991	63,451	205,719
Reallocation of participating earnings	—	—	—	—
Diluted earnings attributable to common stockholders	$17,916	$79,991	$63,451	$205,719

Weighted average common shares outstanding:
Weighted average common shares outstanding – basic	134,396	132,923	133,426	132,923
Dilutive performance stock units	11	—	8	—
Dilutive stock options	14	—	6	—
Weighted average common shares outstanding – diluted	134,421	132,923	133,440	132,923

Net income per common share:
Basic	$0.13	$0.60	$0.48	$1.55
Diluted	$0.13	$0.60	$0.48	$1.55

(a) Unvested restricted stock awards represent participating securities because they participate in nonforfeitable dividends or distributions with the common equity holders of the Company. Participating earnings represent the distributed and undistributed earnings of the Company attributable to the participating securities. Unvested restricted stock awards do not participate in undistributed net losses as they are not contractually obligated to do so.

Prior to the Warrant Exchange, the warrants were out-of-the-money and were not included in the computation of the diluted earnings per share. As a result of the Warrant Exchange, no warrants remained outstanding at September 30, 2023. The following table is a summary of the PSUs and stock options, which were not included in the computation of diluted earnings per share, as inclusion of these items would be antidilutive.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Number of antidilutive common shares:
Antidilutive performance stock units	21,007	—	17,689	—
Antidilutive stock options	378,067	—	271,788	—
Total antidilutive common shares	399,074	—	289,477	—

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GRANITE RIDGE RESOURCES, INC.

Notes to Condensed Consolidated Financial Statements

13.	Subsequent Events

Credit Agreement Amendment

On November 7, 2023, Granite Ridge amended the Credit Agreement which, among other things, decreased the borrowing base from $325.0 million to $275.0 million and provided for aggregate elected commitments of $240.0 million, and amended the applicable margin charged on the loans and other obligations under the Credit Agreement. See Note 8 for additional information.

New commodity derivative contracts

After September 30, 2023, the Company entered into the following derivative contracts to hedge additional amounts of estimated future production:

	2023	2024	2025
	Total	Total	Total
Collar (oil)
Volume (Bbl)	—	347,600	273,000
Weighted-average floor price ($/Bbl)	$—	$69.00	$63.00
Weighted-average ceiling price ($/Bbl)	$—	$92.35	$82.70
Collar (natural gas)
Volume (Mcf)	1,660,000	2,170,000	750,000
Weighted-average floor price ($/Mcf)	$2.75	$2.95	$3.50
Weighted-average ceiling price ($/Mcf)	$4.15	$4.47	$5.35
Swaps (natural gas)
Volume (Mcf)	—	2,600,000	450,000
Weighted-average price ($/Mcf)	$—	$3.19	$3.68

14.	Supplementary Data

Capitalized Costs

(in thousands)	September 30, 2023	December 31, 2022
Oil and natural gas properties:
Proved	$1,260,110	$996,573
Unproved	51,515	32,089
Less: accumulated depletion	(496,452)	(383,673)
Net capitalized costs for oil and natural gas properties (1)	$815,173	$644,989

Costs Incurred for Oil and Natural Gas Producing Activities

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2023	2022	2023	2022
Property acquisition costs:
Proved	$8,161	$4,251	$27,459	$12,206
Unproved	11,262	7,864	24,053	20,653
Development costs	75,726	59,898	233,071	164,923
Total costs incurred for oil and natural gas properties	$95,149	$72,013	$284,583	$197,782

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Item 2. Management’s Discussion and Analysis of Financial Conditions and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited condensed consolidated financial statements and related notes included elsewhere in this Quarterly Report on Form 10-Q.

The information in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations” reflects the following: (1) as it pertains to periods prior to the completion of the Business Combination, the accounts of each of the Funds (as defined below) and all related wholly owned subsidiaries, and Granite Ridge Resources, Inc. For these periods, the Funds have been presented on a combined historical basis due to their prior common ownership and control; and (2) as it pertains to the periods subsequent to the completion of the Business Combination, the accounts of Granite Ridge Resources, Inc. as well as its wholly owned subsidiaries which include, Granite Ridge Holdings, LLC (formerly known as GREP Holdings, LLC) and Executive Network Partnership Corporation (“ENPC”), and all other subsidiaries created in connection with the Business Combination.

The following discussion contains “forward-looking statements” reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors. Factors that could cause or contribute to such differences include, but are not limited to, market prices for oil and natural gas, capital expenditures, economic and competitive conditions, regulatory changes and other uncertainties, as well as those factors discussed below and elsewhere in this report. Please read “Cautionary Note Regarding Forward-Looking Statements.” Also, please read the risk factors and other cautionary statements described under “Part I, Item 1A. Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2022 and elsewhere in this report. We assume no obligation to update any of these forward-looking statements, except as required by applicable law.

Overview

Granite Ridge is a scaled, non-operated oil and gas exploration and production company. We own a portfolio of interests in wells and acreage across the Permian and four other unconventional basins across the United States. Rather than drill wells ourselves, we increase asset diversity and decrease overhead by investing in a smaller piece of a larger number of high-graded wells drilled by proven public and private operators. As a non-operating partner, we pay our pro rata share of expenses related to operation of those wells, but we are not burdened by long-term contracts and drilling obligations common to operators.

The financial results presented in this section consist of the historical results of the combined Funds (as defined below), which at the closing of the Business Combination effectively became the historical results of Granite Ridge. Quarterly information related to the Results of Operations for Granite Ridge for the three and nine months ended September 30, 2022 were derived from the unaudited consolidated financial statements of Grey Rock Energy Fund, L.P., a Delaware limited partnership (“Fund I”), and the unaudited combined financial statements of Grey Rock Energy Fund II, L.P., a Delaware limited partnership (“Fund II-A”), Grey Rock Energy Fund II-B, L.P., a Delaware limited partnership (“Fund II-B”), and Grey Rock Energy Fund II-B Holdings, L.P., a Delaware limited partnership (“Fund II-B Holdings”, and together with Fund II-A and Fund II-B, collectively, “Fund II”), and Grey Rock Energy Fund III-A, L.P., a Delaware limited partnership (“Fund III-A”), Grey Rock Energy Partners Fund III-B, L.P., a Delaware limited partnership (“Fund III-B”), and Grey Rock Energy Fund III-B Holdings, L.P., a Delaware limited partnership (“Fund III-B Holdings” and together with Fund III-A and Fund III-B, collectively, “Fund III” or “Predecessor”). Fund I, Fund II and Fund III are collectively referred to herein as the “Funds.”

Business Combination

On October 24, 2022 (the “Closing Date”), Granite Ridge and ENPC consummated the business combination pursuant to the terms of the Business Combination Agreement, dated as of May 16, 2022 (the “Business Combination Agreement”), by and among ENPC, Granite Ridge, ENPC Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Granite Ridge (“ENPC Merger Sub”), GREP Merger Sub, LLC, a Delaware limited liability company and a wholly-owned subsidiary of Granite Ridge (“GREP Merger Sub”), and Granite Ridge Holdings, LLC, a Delaware limited liability company formerly known as GREP Holdings, LLC, (“GREP”).

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Pursuant to the Business Combination Agreement, on the Closing Date, (i) ENPC Merger Sub merged with and into ENPC (the “ENPC Merger”), with ENPC surviving the ENPC Merger as a wholly-owned subsidiary of Granite Ridge and (ii) GREP Merger Sub merged with and into GREP (the “GREP Merger,” and together with the ENPC Merger, the “Mergers”), with GREP surviving the GREP Merger as a wholly-owned subsidiary of Granite Ridge (the transactions contemplated by the foregoing clauses (i) and (ii) the “Business Combination,” and together with the other transactions contemplated by the Business Combination Agreement, the “Transactions”).

For additional information on the Business Combination See Note 1 in the Notes to Condensed Consolidated Financial Statements.

Selected Factors That Affect Our Operating Results

Our revenues, cash flows from operations and future growth depend substantially upon:

•	the timing and success of drilling and production activities by our operating partners;

•	the prices and the supply and demand for oil and natural gas;

•	the quantity of oil and natural gas production from the wells in which we participate;

•	changes in the fair value of the derivative instruments we use to reduce our exposure to fluctuations in the price of oil and natural gas;

•	our ability to continue to identify and acquire high-quality acreage and drilling opportunities; and

•	the level of our operating expenses.

In addition to the factors that affect companies in our industry generally, the location of substantially all of our acreage in the Eagle Ford, Permian, Bakken, Haynesville and Denver-Julesburg Basins subjects our operating results to factors specific to these regions. These factors include the potential adverse impact of weather on drilling, production and transportation activities, particularly during the winter and spring months, as well as infrastructure limitations, transportation capacity, regulatory matters, and other factors that may specifically affect one or more of these regions.

The price of oil and natural gas can vary depending on the market in which it is sold and the means of transportation used to transport the oil and natural gas to market.

The price at which our oil and natural gas production is sold typically reflects either a premium or discount to the NYMEX benchmark price. Thus, our operating results are also affected by changes in the oil and natural gas price differentials between the applicable benchmark and the sales prices we receive for our oil and natural gas production.

Market Conditions

The price that we receive for the oil and natural gas our operators produce is largely a function of market supply and demand. Because our oil and natural gas revenues are heavily weighted toward oil, we are more significantly impacted by changes in oil prices than by changes in the price of natural gas. World-wide supply in terms of output, especially production from properties within the United States, the production quota set by OPEC, and the strength of the U.S. dollar can adversely impact oil prices.

Historically, commodity prices have been volatile, and we expect that volatility to continue in the future.

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Although we cannot predict the occurrence of events that may affect future commodity prices, or the degree to which these prices will be affected, the prices for any commodity that we produce will generally approximate current market prices in the geographic region of the production. From time to time, we expect that we may hedge a portion of our commodity price risk to mitigate the impact of price volatility on our business.

Prices for various quantities of oil and natural gas that we produce significantly impact our revenues and cash flows. The following table lists average NYMEX prices for oil and natural gas for the three and nine months ended September 30, 2023 and 2022.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Average NYMEX Prices (1)
Oil (per Bbl)	$82.20	$91.38	$77.30	$98.24
Natural gas (per Mcf)	2.66	7.95	2.58	6.70

(1)  Based on average NYMEX closing prices.

Recent Events

Warrant Exchange

On June 22, 2023, we completed an offer to holders of our outstanding warrants which provided such holders the opportunity to receive 0.25 shares of our common stock in exchange for each warrant tendered by such holders (the “Offer”). This Offer coincided with a solicitation of consents from holders of the warrants to amend the warrant agreement to permit the Company to require that each warrant that remained outstanding upon the closing of the Offer be exchanged for 0.225 shares of our common stock (together with the Offer, the “Warrant Exchange”). On June 22, 2023, we issued 2,471,738 shares of common stock in exchange for 9,887,035 warrants tendered in the Offer, with a minimal cash settlement in lieu of partial shares. In July 2023, each remaining outstanding warrant was converted into 0.225 shares of the Company’s common stock, and subsequently, no warrants remained outstanding. See Note 9 in the Notes to Condensed Consolidated Financial Statements for further discussion of the Warrant Exchange.

Distribution and Voting Agreement

On August 25, 2023, Fund III, which collectively owned a majority of the voting shares of our common stock, distributed an aggregate of 31,649,616 shares of our common stock, pro rata to its limited partners (the “Distribution”). As a result of the Distribution, Fund III’s aggregate ownership of shares of our common stock was reduced from approximately 71% to approximately 47% as of the date of the Distribution.

Also on August 25, 2023, Grey Rock Energy Partners GP III, L.P., a Delaware limited partnership (who has voting and dispositive power over Granite Ridge common stock owned by Fund III and certain of its affiliates) (“GREP GP III”), Grey Rock Energy Partners GP II, L.P., a Delaware limited partnership (who has voting and dispositive power over Granite Ridge common stock owned by Fund II) (“GREP GP II”), and Matthew Miller, Griffin Perry, Thaddeus Darden and Kirk Lazarine (collectively, the “Voting Agreement Parties”), entered into a Stockholder Voting Agreement (the “Voting Agreement”).

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Pursuant to the Voting Agreement, the Voting Agreement Parties irrevocably and unconditionally agreed to vote the 75,957,927 shares of our common stock which the Voting Agreement Parties then held (and any other shares of our common stock obtained by Voting Agreement Parties in the future) at any annual or special meeting of our stockholders or in connection with any written consent of our stockholders. The 75,957,927 shares held by the Voting Agreement Parties as of the date of the Voting Agreement constituted approximately 56.3% of the total outstanding shares of our common stock as of such date. The Voting Agreement continues indefinitely, but can be terminated on 30 days’ prior written notice by Voting Agreement Parties holding a majority of the shares of Granite Ridge common stock subject to the Voting Agreement. In connection with their entry into the Voting Agreement, the Voting Agreement Parties provided GREP GP III an irrevocable voting proxy to vote the shares subject to the Voting Agreement. Additionally, during the term of such agreement, the Voting Agreement Parties agreed not to transfer the shares covered by the Voting Agreement without the consent of GREP GP III, except pursuant to certain limited exceptions. Due to the Voting Agreement, GREP GP III, LLC, a Delaware limited liability company, the sole general partner of GREP GP III, has voting and dispositive power over a majority of the shares of the Company due to its ability to vote the outstanding shares of Granite Ridge common stock held by the Voting Agreement Parties.

Secondary Offering

On September 15, 2023, we consummated an underwritten registered secondary offering (the “Secondary Offering”) of an aggregate of 8,165,000 shares of our common stock owned by GREP Holdco III-A, LLC and GREP Holdco III-B Holdings, LLC, each a Delaware limited liability company, at a price of $5.00 per share, pursuant to that certain Underwriting Agreement, dated September 12, 2023, among the Company, GREP Holdco III-A, LLC, GREP Holdco III-B Holdings, LLC, BofA Securities, Inc. and Evercore Group L.L.C. We did not sell any shares of our common stock in the Secondary Offering and did not receive any proceeds from the Secondary Offering.

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Results of Operations

The following table sets forth summary production and operating data for the periods indicated. Because of normal production declines, increased or decreased drilling activities, fluctuations in commodity prices and the effects of acquisitions and divestitures, the historical information presented below should not be interpreted as being indicative of future results.

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	Three months ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Net Sales (in thousands):
Oil sales	$88,210	$79,051	$230,755	$251,088
Natural gas sales	20,194	57,915	56,516	129,994
Total revenues	108,404	136,966	287,271	381,082

Net Production:
Oil (MBbl)	1,125	999	3,038	2,610
Natural gas (MMcf)	7,841	6,158	20,643	15,461
Total (MBoe)(1)	2,432	2,025	6,479	5,187
Average Daily Production:
Oil (Bbl)	12,228	10,859	11,128	9,560
Natural gas (Mcf)	85,228	66,935	75,615	56,634
Total (Boe)(1)	26,433	22,015	23,731	18,999

Average Sales Prices:
Oil (per Bbl)	$78.41	$79.13	$75.96	$96.20
Effect of gain (loss) on settled oil derivatives on average price (per Bbl)	0.11	(6.95)	1.29	(8.88)
Oil net of settled oil derivatives (per Bbl) (2)	78.52	72.18	77.25	87.32

Natural gas sales (per Mcf)	2.58	9.40	2.74	8.41
Effect of gain (loss) on settled natural gas derivatives on average price (per Mcf)	0.55	(1.32)	0.72	(1.09)
Natural gas sales net of settled natural gas derivatives (per Mcf) (2)	3.13	8.08	3.46	7.32

Realized price on a Boe basis excluding settled commodity derivatives	44.57	67.64	44.34	73.47
Effect of gain (loss) on settled commodity derivatives on average price (per Boe)	1.82	(7.46)	2.91	(7.71)
Realized price on a Boe basis including settled commodity derivatives (2)	46.39	60.18	47.25	65.76

Operating Expenses (in thousands):
Lease operating expenses	$16,935	$12,330	$45,113	$30,258
Production and ad valorem taxes	7,790	7,871	19,810	20,771
Depletion and accretion expense	44,267	36,567	113,088	84,096
General and administrative	5,249	2,708	21,839	7,747
Costs and Expenses (per Boe):
Lease operating expenses	$6.96	$6.09	$6.96	$5.83
Production and ad valorem taxes	3.20	3.89	3.06	4.00
Depletion and accretion	18.20	18.06	17.45	16.21
General and administrative	2.16	1.34	3.37	1.49

Net Producing Wells at Period-End:	175.24	123.84	175.24	123.84

(1)	Natural gas is converted to Boe using the ratio of one barrel of oil to six Mcf of natural gas.
(2)	The presentation of realized prices including settled commodity derivatives is a result of including the net cash receipts from (payments on) commodity derivatives that are presented in our condensed consolidated statements of cash flows. This presentation of average prices with derivatives is a means by which to reflect the actual cash performance of our commodity derivatives for the respective periods and presents oil and natural gas prices with derivatives in a manner consistent with the presentation generally used by the investment community.

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Oil and Natural Gas Sales

Our revenues vary from year to year primarily due to changes in realized commodity prices and production volumes. Our oil and natural gas sales for the three months ended September 30, 2023 decreased 21% from the same period in 2022, driven by the decrease in realized prices, excluding the effect of settled commodity derivatives, partially offset by the increase in production. The lower average realized prices were driven by lower average NYMEX oil and natural gas prices.

Our oil and natural gas sales for the nine months ended September 30, 2023 decreased 25% from the same period in 2022, driven by the decrease in realized prices, excluding the effect of settled commodity derivatives, partially offset by the increase in production. The lower average realized prices were driven by lower average NYMEX oil and natural gas prices.

Production from oil and gas properties increased because of drilling success and the acquisition of additional net revenue interests. This increase in production is offset by the natural decline of the production rate of existing oil and natural gas wells. The number of wells we participated in increased from 123.84 net wells on September 30, 2022 to 175.24 net wells on September 30, 2023.

Lease Operating Expenses

Lease operating expenses were $16.9 million ($6.96 per Boe) for the three months ended September 30, 2023, an increase of 37% from $12.3 million ($6.09 per Boe) during the same period in 2022. The increase was primarily due to an increase in well count due to acquisitions and additional wells successfully drilled and completed, higher repair and maintenance costs and overall increased cost of services. The increase in lease operating expenses per Boe was primarily due to higher repair and maintenance costs and saltwater disposal costs, partially offset by the increase in production.

Lease operating expenses were $45.1 million ($6.96 per Boe) for the nine months ended September 30, 2023, an increase of 49% from $30.3 million ($5.83 per Boe) during the same period in 2022. The increase was primarily due to an increase in well count due to acquisitions and additional wells successfully drilled and completed, higher repair and maintenance costs and overall increased cost of services. The increase in lease operating expenses per Boe was primarily due to higher saltwater disposal costs, repair and maintenance costs and workover activity, partially offset by the increase in production.

Production and Ad Valorem Taxes

We generally pay production taxes based on realized oil and natural gas sales. Production taxes were $7.1 million ($2.93 per Boe) for the three months ended September 30, 2023 compared to $7.7 million ($3.78 per Boe) during the same period in 2022. As a percentage of oil and natural gas sales, our production taxes were 7% and 6% during the three months ended September 30, 2023 and 2022, respectively.

Production taxes were $17.9 million ($2.76 per Boe) for the nine months ended September 30, 2023 compared to $20.3 million ($3.92 per Boe) during the same period in 2022. As a percentage of oil and natural gas sales, our production taxes were 6% and 5% during the nine months ended September 30, 2023 and 2022, respectively.

Production taxes generally fluctuate with the market value of our production sold, while ad valorem taxes are generally based on the valuation of our oil and natural gas properties at the beginning of the year, which vary across the different areas in which we operate.

Ad valorem taxes increased during both the three and nine months ended September 30, 2023 as compared to the same periods in 2022, primarily due to additional wells drilled and completed and new wells acquired.

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Depletion and Accretion

Depletion and accretion was $44.3 million ($18.20 per Boe) for the three months ended September 30, 2023, an increase of 21% from $36.6 million ($18.06 per Boe) during the same period in 2022. The increase in depletion and accretion expense was primarily due to the increase in depletion expense resulting from the increase in production and depletion rate.

Depletion and accretion was $113.1 million ($17.45 per Boe) for the nine months ended September 30, 2023, an increase of 34% from $84.1 million ($16.21 per Boe) during the same period in 2022. The increase in depletion and accretion expense was primarily due to the increase in depletion expense resulting from the increase in production and depletion rate.

Abandonments expense

During the three and nine months ended September 30, 2023, we recognized abandonments expense of $1.6 million related to certain mechanical issues encountered on two wells that made them unable to produce hydrocarbons.

General and Administrative

The following table provides components of our general and administrative expenses for the three and nine months ended September 30, 2023 and 2022:

	Three months ended September 30,		Nine Months Ended September 30,
(in thousands)	2023	2022	2023	2022
General and administrative expenses	$4,870	$2,708	$20,026	$7,747
Non-cash stock-based compensation	379	—	1,813	—
Total general and administrative expenses	$5,249	$2,708	$21,839	$7,747

Total general and administrative expenses were $5.2 million ($2.16 per Boe) for the three months ended September 30, 2023, an increase of 94% from $2.7 million ($1.34 per Boe) during the same period in 2022. The increase was primarily due to stock-based compensation of $0.4 million, annual compensation accruals related to the Company’s officers, higher professional services and legal costs and $2.5 million for the three months ended September 30, 2023 that Granite Ridge paid for services under the Management Services Agreement. Prior to the closing of the Business Combination, for the three months ended September 30, 2022, the Funds paid $1.5 million in management fees to an investment advisor. See Note 10 in the Notes to the Condensed Consolidated Financial Statements for additional information on management fees. The increase in stock-based compensation was due to the issuance of restricted stock awards, stock awards, stock options and PSUs. See Note 6 in the Notes to the Condensed Consolidated Financial Statements for additional information on stock-based compensation.

Total general and administrative expenses were $21.8 million ($3.37 per Boe) for the nine months ended September 30, 2023, an increase of 182% from $7.7 million ($1.49 per Boe) during the same period in 2022. The increase was primarily due to $2.5 million of costs directly related to the Warrant Exchange, stock-based compensation of $1.8 million, annual compensation accruals related to the Company’s officers, higher professional services and legal costs and $7.5 million for the nine months ended September 30, 2023 that Granite Ridge paid for services under the Management Services Agreement. Prior to the closing of the Business Combination, for the nine months ended September 30, 2022, the Funds paid $4.5 million in management fees to an investment advisor. See Note 10 in the Notes to the Condensed Consolidated Financial Statements for additional information on management fees. The increase in stock-based compensation was due to the issuance of restricted stock awards, stock awards, stock options and PSUs. See Note 6 in the Notes to the Condensed Consolidated Financial Statements for additional information on stock-based compensation.

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Gain/(Loss) on Derivatives – Commodity Derivatives

The following table sets forth the gain (loss) on derivatives for the three and nine months ended September 30, 2023 and 2022:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2023	2022	2023	2022
Gain (loss) on commodity derivatives
Oil derivatives	$(9,808)	$15,842	$(4,906)	$(12,297)
Natural gas derivatives	1,679	(12,771)	11,321	(18,490)
Total	$(8,129)	$3,071	$6,415	$(30,787)

The following table represents our net cash receipts from (payments on) derivatives for the three and nine months ended September 30, 2023 and 2022:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2023	2022	2023	2022
Net cash receipts from (payments on) commodity derivatives
Oil derivatives	$119	$(6,946)	$3,912	$(23,165)
Natural gas derivatives	4,300	(8,153)	14,918	(16,841)
Total	$4,419	$(15,099)	$18,830	$(40,006)

Our earnings are affected by the changes in the value of our derivatives portfolio between periods and the related cash settlements of those derivatives, which could be significant. To the extent the future commodity price outlook declines between measurement periods, we will have mark-to-market gains; while to the extent future commodity price outlook increases between measurement periods, we will have mark-to-market losses.

Interest Expense

Interest expense was $1.4 million for the three months ended September 30, 2023 compared to $0.6 million for the three months ended September 30, 2022. The increase in interest expense during three months ended September 30, 2023 as compared to 2022 was primarily due to the increase in interest rates and amortization of deferred financing costs, and higher average outstanding balance on the revolving credit facility.

Interest expense was $2.9 million for the nine months ended September 30, 2023 compared to $1.7 million for the nine months ended September 30, 2022. The increase in interest expense during the nine months ended September 30, 2023 as compared to 2022 was primarily due to the increase in interest rates and amortization of deferred financing costs, and higher average outstanding balance on the revolving credit facility.

Loss on Derivatives – Common Stock Warrants

We recognized a loss of $8 thousand and $5.7 million during the three and nine months ended September 30, 2023, respectively, from the change in fair value of the warrant liability. See Note 3 and Note 9 in the Notes to the Condensed Consolidated Financial Statements for additional information on the common stock warrants and the Warrant Exchange.

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Income Tax Expense (Benefit)

We recorded an income tax expense of $5.2 million and $20.1 million for the three and nine months ended September 30, 2023, respectively. There was no income tax expense (benefit) for the three and nine months ended September 30, 2022. The change in income tax expense during the three and nine months ended September 30, 2023, compared with the same periods in 2022, was due to the fact that the Funds were treated as partnerships for U.S. federal income tax purposes during the three and nine months ended September 30, 2022 and, as such, the partners of the Funds reported their share of the Fund’s income or loss on their respective income tax returns. In contrast, Granite Ridge is a corporation for U.S. federal income tax purposes and is subject to U.S. federal income taxes on any income or loss from the operation of the Company’s assets following the Business Combination on October 24, 2022. The effective income tax rate differs from the statutory rate primarily due to the impact of certain discrete items and state income taxes. See Note 7 to the Notes to the Condensed Consolidated Financial Statements for additional discussion of income taxes.

Liquidity and Capital Resources

Our main sources of liquidity and capital resources as of the periods covered by this report have been internally generated cash flow from operations and credit facility borrowings. Our primary use of capital has been for the development and acquisition of oil and natural gas properties. We continually monitor potential capital sources for opportunities to enhance liquidity or otherwise improve our financial position.

As of September 30, 2023, we had $85.0 million of debt outstanding under our senior secured revolving credit agreement (“Credit Agreement”). We had $70.8 million of liquidity as of September 30, 2023, consisting of $64.7 million of committed borrowing availability under the Credit Agreement and $6.1 million of cash on hand. On November 7, 2023, Granite Ridge amended the Credit Agreement which, among other things, decreased the borrowing base from $325.0 million to $275.0 million and provided for aggregate elected commitments of $240.0 million, and amended the applicable margin charged on the loans and other obligations under the Credit Agreement. See Note 8 to the Notes to the Condensed Consolidated Financial Statements for additional information.

With our cash on hand, cash flow from operations, and borrowing capacity under the Credit Agreement, we believe that we will have sufficient cash flow and liquidity to fund our budgeted capital expenditures and operating expenses for at least the next twelve months. However, we may seek additional access to capital and liquidity. We cannot assure you that any additional capital will be available to us on favorable terms or at all.

Capital Commitments

Our recent capital commitments have been to fund the development and acquisition of oil and natural gas properties. We expect to fund our near-term capital requirements and working capital needs with cash on hand, cash flows from operations and available borrowing capacity under our Credit Agreement. Our capital expenditures could be curtailed if our cash flows decline from expected levels.

Common Stock Dividends

We paid dividends of $14.8 million, or $0.11 per share, and $44.1 million, or $0.33 per share during the three and nine months ended September 30, 2023, respectively.

Stock Repurchase Program

In December 2022, we announced that our Board of Directors approved a stock repurchase program for up to $50 million of our common stock through December 31, 2023. Under the stock repurchase program, we will repurchase shares of our common stock from time to time in open market transactions or in privately negotiated transactions as permitted under applicable rules and regulations. The Board of Directors of the Company may limit or terminate the stock repurchase program at any time without prior notice, but, with no further action of the Board of Directors of the Company, the stock repurchase program will terminate on December 31, 2023.

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During the three and nine months ended September 30, 2023, we repurchased 868,726 and 1,802,311 shares under the program at an aggregate cost of $6.3 million and $12.1 million, respectively. As of September 30, 2023, we had repurchased a total of 1,828,231 shares since the inception of the program at an aggregate cost of $12.3 million. The extent to which we repurchase our shares of common stock, and the timing of such repurchases, will depend upon market conditions and other considerations as may be considered in our sole discretion.

Cash Flows

The following table summarizes our changes in cash and cash equivalents for the nine months ended September 30, 2023 and 2022:

	Nine Months Ended September 30,
(in thousands)	2023	2022
Net cash provided by operating activities	$212,692	$251,356
Net cash used in investing activities	(286,505)	(175,063)
Net cash provided by (used in) financing activities	29,097	(51,016)
Net change in cash	$(44,716)	$25,277

Cash Flows from Operating Activities

The primary factors impacting our cash flows from operating activities generally include: (i) levels of production from our oil and natural gas properties, (ii) prices we receive from sales of oil and natural gas production, including settlement proceeds or payments related to our commodity derivatives, (iii) operating costs of our oil and natural gas properties, (iv) costs of our general and administrative activities and (v) interest expense. Our cash flows from operating activities have historically been impacted by fluctuations in oil and natural gas prices and our production volumes.

The $38.7 million decrease in operating cash flows during the nine months ended September 30, 2023 as compared to the same period in 2022 was primarily due to the decrease in oil and natural gas sales and higher operating costs, partially offset by $18.8 million of settlements received from commodity derivatives during the nine months ended September 30, 2023, as compared to $40.0 million of settlements paid on commodity derivatives during the same period in 2022.

Our net cash provided by operating activities included a reduction of $2.9 million and a reduction of $29.3 million for the nine months ended September 30, 2023 and 2022, respectively, associated with changes in working capital items. Changes in working capital items adjust for the timing of receipts and payments of actual cash.

Cash Flows from Investing Activities

For the nine months ended September 30, 2023, our net cash used in investing activities was $286.5 million, which consisted primarily of $237.1 million of capital expenditures for oil and natural gas properties and $49.4 million of acquisitions of oil and natural gas properties.

For the nine months ended September 30, 2022, our net cash used in investing activities was $175.1 million, which consisted primarily of $143.9 million of capital expenditures for oil and natural gas properties and $32.9 million of acquisitions of oil and natural gas properties.

Cash Flows from Financing Activities

For the nine months ended September 30, 2023, our net cash provided by financing activities was $29.1 million, primarily due to $85.0 million of net borrowings under our Credit Agreement, partially offset by $44.1 million of dividends paid on our common stock and $11.8 million of common stock repurchases.

For the nine months ended September 30, 2022, our net cash used in financing activities was $51.0 million, primarily due to net repayments under the credit facilities.

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Granite Ridge Credit Agreement

On October 24, 2022, the Funds terminated their revolving credit facilities, and we entered into the Credit Agreement among us, as borrower, Texas Capital Bank, as administrative agent, and the lenders from time to time party thereto. The Credit Agreement has a maturity of five years from the effective date thereof.

The Credit Agreement provided for aggregate elected commitments of $150.0 million, an initial borrowing base of $325.0 million and an aggregate maximum revolving credit amount of $1.0 billion. The borrowing base is scheduled to be redetermined semiannually on or about April 1 and October 1 of each calendar year, and is subject to additional adjustments from time to time, including for asset sales, elimination or reduction of hedge positions and incurrence of other debt. On November 7, 2023, we amended the Credit Agreement which, among other things, decreased the borrowing base from $325.0 million to $275.0 million and provided for aggregate elected commitments of $240.0 million.

The Company and the Required Lenders (as defined in the Credit Agreement) may each request one unscheduled redetermination of the borrowing base between each scheduled redetermination. The amount of the borrowing base is determined by the lenders in their sole discretion and consistent with the oil and gas lending criteria of the lenders at the time of the relevant redetermination. The amount we are able to borrow under the Credit Agreement is subject to compliance with the financial covenants, satisfaction of various conditions precedent to borrowing and other provisions of the Credit Agreement.

At September 30, 2023, we had $85.0 million of outstanding debt and $0.3 million of letters of credit issued and outstanding under our Credit Agreement, resulting in committed borrowing availability of $64.7 million. The Credit Agreement is guaranteed by our restricted subsidiaries and is secured by a first priority mortgage and security interest in substantially all of our assets and of our restricted subsidiaries.

Borrowings under the Credit Agreement may be base rate loans or secured overnight financing rate (“SOFR”) loans. Interest for base rate loans and SOFR loans is payable at the end of the applicable interest period. Prior to the Credit Agreement amendment on November 7, 2023, SOFR loans accrued interest at SOFR plus an applicable margin ranging from 250 to 350 basis points, depending on the percentage of the borrowing base utilized, plus an additional 10, 15 or 20 basis point credit spread adjustment for a one, three or six month interest period, respectively. Base rate loans accrued interest at a rate per annum equal to the greatest of: (i) the U.S. prime rate as published by the Wall Street Journal; (ii) the federal funds effective rate plus 50 basis points; and (iii) the adjusted SOFR rate for a one-month interest period plus 100 basis points, plus an applicable margin ranging from 150 to 250 basis points, depending on the percentage of the borrowing base utilized.

As a result of the Credit Agreement amendment on November 7, 2023, SOFR loans now bear interest at SOFR plus an applicable margin ranging from 300 to 400 basis points, depending on the percentage of the borrowing base utilized, plus an additional 10, 15 or 20 basis point credit spread adjustment for a one, three or six month interest period, respectively. Base rate loans now bear interest at a rate per annum equal to the greatest of: (i) the U.S. prime rate as published by the Wall Street Journal; (ii) the federal funds effective rate plus 50 basis points; and (iii) the adjusted SOFR rate for a one-month interest period plus 100 basis points, plus an applicable margin ranging from 200 to 300 basis points, depending on the percentage of the borrowing base utilized.

We also pay a commitment fee on unused elected commitment amounts under our facility of 50 basis points. We may repay any amounts borrowed under the Credit Agreement prior to the maturity date without any premium or penalty.

The Credit Agreement also contains certain financial covenants, including the maintenance of the following financial ratios:

(i)	a Current Ratio, (as defined in the Credit Agreement) of not less than 1.00 to 1.00 as of the last day of each fiscal quarter; and

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(ii)	a leverage ratio, which is the ratio of Consolidated Total Debt to EBITDAX (each as defined in the Credit Agreement), of not greater than 3.00 to 1.00 as of the last day of each fiscal quarter.

The Credit Agreement contains additional restrictive covenants that limit our ability and our restricted subsidiaries to, among other things, incur additional indebtedness, incur additional liens, enter into mergers and acquisitions, make or declare dividends, repurchase or redeem junior debt, make investments and loans, engage in transactions with affiliates, sell assets and enter into certain hedging transactions. In addition, the Credit Agreement is subject to customary events of default, including a change in control. If an event of default occurs and is continuing, the administrative agent may, with the consent of majority lenders, or shall, at the direction of the majority lenders, accelerate any amounts outstanding and terminate lender commitments.

As of September 30, 2023, we were in compliance with all financial covenants required by the Credit Agreement.

Known Contractual and Other Obligations; Planned Capital Expenditures

Contractual and Other Obligations

Our contractual obligations include long-term debt, cash interest expense on debt, derivative liabilities, asset retirement obligations and an annual service fee to the Manager. Since December 31, 2022, there have been the following material changes in our contractual obligations:

•	$85.0 million increase in long-term debt due to borrowings under the Credit Agreement; and

•	increase in our derivative liability, which was $4.9 million at September 30, 2023.

Planned Capital Expenditures

In November 2023, we increased our 2023 total planned capital expenditures to range between $345 million and $355 million, including $90 million of identified acquisitions of oil and natural gas properties. Our costs incurred on oil and natural gas properties, excluding acquisitions, during the three months ended September 30, 2023 and 2022 totaled $75.7 million and $59.9 million, respectively, and $233.1 million and $164.9 million during the nine months ended September 30, 2023 and 2022, respectively.

Our capital expenditures for the three and nine months ended September 30, 2023 were primarily funded with cash flows from operations and borrowings under the Credit Agreement.

The amount, timing, and allocation of capital expenditures are largely discretionary and subject to change based on a variety of factors. If oil and natural gas prices decline below our acceptable levels, or costs increase above our acceptable levels, we may choose to defer a portion of our budgeted capital expenditures until later periods to achieve the desired balance between sources and uses of liquidity and prioritize capital projects that we believe have the highest expected returns and potential to generate near-term cash flow. We may also increase our capital expenditures significantly to take advantage of opportunities we consider to be attractive. We will carefully monitor and may adjust our projected capital expenditures in response to changes in prices, availability of financing, drilling and acquisition costs, industry conditions, the timing of regulatory approvals, contractual obligations, internally generated cash flow, and other factors both within and outside our control.

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Acquisitions

The following table reflects our expenditures for acquisitions of proved and unproved properties for the three and nine months ended September 30, 2023 and 2022:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2023	2022	2023	2022
Property acquisition costs:
Proved	$8,161	$4,251	$27,459	$12,206
Unproved	11,262	7,864	24,053	20,653
Total property acquisition costs	$19,423	$12,115	$51,512	$32,859

Satisfaction of Our Cash Obligations for the Next Twelve Months

With our Credit Agreement and our positive cash flows from operations, we believe we will have sufficient capital to meet our drilling commitments, expected general and administrative expenses, and other cash needs for the next twelve months. Nonetheless, any strategic acquisition of assets or increase in drilling activity may lead us to seek additional capital. We may also choose to seek additional capital rather than utilize our credit to fund accelerated or continued drilling at the discretion of management and depending on prevailing market conditions. We will evaluate any potential opportunities for acquisitions as they arise. However, there can be no assurance that any additional capital will be available to us on favorable terms or at all.

Effects of Inflation and Pricing

The oil and natural gas industry is typically very cyclical and the demand for goods and services of oil field companies, suppliers and others associated with the industry put extreme pressure on the economic stability and pricing structure within the industry. Typically, as prices for oil and natural gas increase, so do all associated costs. Conversely, in a period of declining prices, associated cost declines are likely to lag and may not adjust downward in proportion.

Material changes in prices also impact our current revenue stream, estimates of future reserves, borrowing base calculations of bank loans, impairment assessments of oil and natural gas properties, and values of properties in purchase and sale transactions. Material changes in prices can impact the value of oil and natural gas companies and their ability to raise capital, borrow money and retain personnel. Higher prices for oil and natural gas could result in increases in the costs of materials, services and personnel.

Critical Accounting Estimates

The establishment and consistent application of accounting policies is a vital component of accurately and fairly presenting our financial statements in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”), as well as ensuring compliance with applicable laws and regulations governing financial reporting. While there are rarely alternative methods or rules from which to select in establishing accounting and financial reporting policies, proper application often involves significant judgment regarding a given set of facts and circumstances and a complex series of decisions. Further, these estimates and other factors, including those outside of management’s control could have significant adverse impact to the financial condition and results of operations.

In management’s opinion, the more significant reporting areas impacted by management’s judgments and estimates are the choice of accounting method for oil and natural gas activities, oil and natural gas reserve estimation, asset retirement obligations, revenue recognition, impairment of long-lived assets and valuation of financial derivative.

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There have been no material changes in our critical accounting policies and procedures during the nine months ended September 30, 2023. See our disclosure of critical accounting policies in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Item 8. Financial Statements and Supplementary Data” of our Annual Report on Form 10-K for the year ended December 31, 2022.

Recently Issued or Adopted Accounting Pronouncements

For discussion of recently issued or adopted accounting pronouncements, see Note 2 of the Notes to the Condensed Consolidated Financial Statements.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Item 3. Quantitative and Qualitative Disclosure about Market Risk

Commodity Price Risk

We are exposed to market risk as the prices of our commodities are subject to fluctuations resulting from changes in supply and demand. To reduce our exposure to changes in the prices of our commodities, we have entered into, and may in the future enter into, additional commodity price risk management arrangements for a portion of our oil and natural gas production. The agreements that we have entered into generally have the effect of providing us with a fixed price for a portion of our expected future oil and natural gas production over a fixed period of time. Our commodity price risk management arrangements are recorded at fair value and thus changes to the future commodity prices will have an impact on our earnings. A 10% increase in average commodity prices would have decreased the fair value of commodity derivatives by $13.4 million at September 30, 2023. We may incur significant unrealized losses in the future from our use of derivative financial instruments to the extent market prices increase and our derivatives contracts remain in place.

We generally use derivatives to economically hedge a portion of our anticipated future production. Any payments due to counterparties under our derivative contracts are funded by proceeds received from the sale of our production. Production receipts, however, lag payments to the counterparties. Any interim cash needs are funded by cash from operations or borrowings under our Credit Agreement.

Interest Rate Risk

At September 30, 2023, our exposure to interest rate changes related primarily to the borrowings under the Credit Agreement. The interest we pay on these borrowings is set periodically based upon market rates. We had total indebtedness of $85.0 million outstanding under our Credit Agreement at September 30, 2023. The impact of a one percent increase in interest rates on this amount of debt would result in increased annual interest expense of approximately $0.9 million.

We may utilize interest rate derivatives to alter interest rate exposure in an attempt to reduce interest rate expense related to existing debt issues. Interest rate derivatives are used solely to modify interest rate exposure and not to modify the overall leverage of the debt portfolio. We had no outstanding interest rate derivative contracts at September 30, 2023.

Item 4. Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in company reports filed or submitted under the Exchange Act is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

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In the preparation of our Annual Report on Form 10-K for the year ended December 31, 2022, we identified errors in the depletion calculation and that certain acquisitions, initially classified as acquisitions of proved oil and natural gas properties, should have been classified as unproved oil and natural gas properties. In addition, management identified additional material weaknesses in Information Technology General Controls (“ITGC”) related to access to perform key duties within the financial systems. As a result of these material weaknesses, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were not effective as of September 30, 2023.

Material Weakness in Internal Control over Financial Reporting

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

Management has identified a material weakness related to the lack of effectively designed controls over proper review of the depletion calculation and the accounting for acquisitions and the related allocation and classification of consideration paid for proved and unproved properties. The material weakness could result in a material misstatement of depletion expense and accumulated depletion that would result in a material misstatement to the annual or interim consolidated financial statements of Granite Ridge Resources, Inc. that would not be prevented or detected.

In addition, management has identified a material weakness related to the lack of effective controls over ITGC pertaining to user access management over systems that support the Company’s financial reporting process. Specifically, it was found that adequate restrictions were not in place to ensure appropriate segregation of duties among our personnel. If the user access material weakness is not remediated, it could result in a material misstatement to the annual or interim consolidated financial statements of Granite Ridge Resources, Inc. that would not be prevented or detected.

Changes in Internal Control over Financial Reporting

In response to the material weaknesses identified as described above, management restricted access to certain individuals over systems that support the financial reporting process. Management is in the process of implementing additional remediation steps to address the material weaknesses and to improve our internal control over financial reporting. Management is committed to the remediation of the material weaknesses described above, as well as the continued improvement of our internal controls over financial reporting.

Except as described above, there were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the third quarter of 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II – OTHER INFORMATION

Item 1. Legal Proceedings

Our Company was not a party to any material legal proceedings during the nine months ended September 30, 2023. In the future, the Company may be subject from time to time to litigation claims and governmental and regulatory proceedings arising in the ordinary course of business.

45

Item 1A. Risk Factors

There have been no material changes in our risk factors from those described in our Annual Report on Form 10-K for the year ended December 31, 2022.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

In December 2022, the Company announced that its Board of Directors approved a stock repurchase program for up to $50.0 million of the Company’s common stock through December 31, 2023. Under the stock repurchase program, the Company will repurchase shares of its common stock from time to time in open market transactions or in privately negotiated transactions as permitted under applicable rules and regulations. The Board of Directors of the Company may limit or terminate the stock repurchase program at any time without prior notice, but, with no further action of the Board of Directors of the Company, the stock repurchase program will terminate on December 31, 2023.

The following table sets forth our share repurchase activity for each period presented:

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of publicly announced plans	Approximate dollar value of shares that may yet be purchased under the plans or programs (in millions)
July 1, 2023 - July 31, 2023	188,143	$6.94	188,143	$42.6
August 1, 2023 - August 31, 2023	285,805	$7.67	285,805	$40.5
September 1, 2023 - September 30, 2023	394,778	$7.11	394,778	$37.7

Item 3. Defaults Upon Senior Securities

None.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Other Information

None.

46

Item 6. Exhibits

Exhibit No.	Description
2.1	Business Combination Agreement, dated May 16, 2022, by and among Executive Network Partnering Corporation, Granite Ridge Resources, Inc., ENPC Merger Sub, Inc., GREP Merger Sub, LLC, and GREP (incorporated by reference to Annex A of Granite Ridge Resources, Inc.’s Registration Statement on Form S-4, filed with the SEC on May 16, 2022).
3.1	Amended and Restated Certificate of Incorporation of Granite Ridge Resources, Inc. (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 28, 2022).
3.2	Amended and Restated Bylaws of Granite Ridge Resources, Inc. (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the SEC on October 28, 2022).
4.1	Description of Securities (incorporated by reference to Exhibit 4.1 to the Company’s Annual Report on Form 10-K filed with the SEC on March 27, 2023).
4.2	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to Granite Ridge Resources, Inc.’s Registration Statement on Form S-4/A, filed with the SEC on September 12, 2022).
10.1#	Form of Restricted Stock Award Agreement under the Granite Ridge Resources, Inc. 2022 Omnibus Incentive Plan.
10.2#	Form of Performance Stock Unit Award Agreement under the Granite Ridge Resources, Inc. 2022 Omnibus Incentive Plan.
10.3#	Form of Nonqualified Stock Option Award Agreement under the Granite Ridge Resources, Inc. 2022 Omnibus Incentive Plan.
31.1*	Certification of the Company’s Chief Executive Officer Pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (18 U.S.C. Section 7241).
31.2*	Certification of the Company’s Chief Financial Officer Pursuant to Section 302 of the Sarbanes Oxley Act of 2002 (18 U.S.C. Section 7241).
32.1*	Certification of the Company’s Chief Executive Officer and Chief Financial Officer Pursuant to Section 906 of the Sarbanes Oxley Act of 2002 (18 U.S.C. Section 1350).
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith

#	Indicates management plan or compensatory arrangement.

47

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GRANITE RIDGE RESOURCES, INC.

November 9, 2023	By:	/s/ LUKE C. BRANDENBERG
		Name:	Luke C. Brandenberg
		Title:	President and Chief Executive Officer

November 9, 2023	By:	/s/ TYLER S. FARQUHARSON
		Name:	Tyler S. Farquharson
		Title:	Chief Financial Officer

November 9, 2023	By:	/s/ ZORAN DURKOVIC
		Name:	Zoran Durkovic
		Title:	Chief Accounting Officer

48

Exhibit 31.1

CERTIFICATION

I, Luke C. Brandenberg, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of Granite Ridge Resources, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	(Paragraph omitted pursuant to SEC Release Nos. 33-8238/34-47986 and 33-8392/34-49313);

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: November 9, 2023	By:	/s/ LUKE C. BRANDENBERG
Luke C. Brandenberg
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION

I, Tyler S. Farquharson, certify that:

1.	I have reviewed this quarterly report on Form 10-Q of Granite Ridge Resources, Inc.;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)	(Paragraph omitted pursuant to SEC Release Nos. 33-8238/34-47986 and 33-8392/34-49313);

c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: November 9, 2023	By:	/s/ TYLER S. FARQUHARSON
Tyler S. Farquharson
Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Quarterly Report of Granite Ridge Resources, Inc., (the “Company”) on Form 10-Q for the period ended September 30, 2023, as filed with the United States Securities and Exchange Commission on the date hereof, (the “Report”), the undersigned officers of the Company hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of their knowledge:

1.	The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated: November 9, 2023	By:	/s/ LUKE C. BRANDENBERG
		Name:	Luke C. Brandenberg
		Title:	President and Chief Executive Officer

Dated: November 9, 2023	By:	/s/ TYLER S. FARQUHARSON
		Name:	Tyler S. Farquharson
		Title:	Chief Financial Officer

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 7, 2023

GRANITE RIDGE RESOURCES, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-41537	88-2227812
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5217 McKinney Avenue, Suite 400 Dallas, Texas	75205
(Address of principal executive offices)	(Zip Code)

(214) 396-2850

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	GRNT	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On November 7, 2023, Granite Ridge Resources, Inc., a Delaware corporation (the “Company”), entered into a First Amendment (the “Amendment”) to the Company’s existing Credit Agreement, dated October 24, 2022, by and among the Company, as borrower, Texas Capital Bank, as administrative agent, and the lenders from time to time party thereto (as amended or modified prior to such date, the “Existing Credit Agreement”).

The Amendment, among other things, (a) decreased the borrowing base from $325.0 million to $275.0 million, (b) increased the aggregate elected commitments from $150 million to $240.0 million and (c) increased the applicable margin charged on the loans and other obligations outstanding under the Credit Agreement by 50 basis points across all utilization tiers of the pricing grid.

Other than the foregoing, the material terms of the Existing Credit Agreement remain unchanged.

The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to the text of the Amendment, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated into this Item 1.01 by reference.

Item 2.02	Results of Operations and Financial Condition.

On November 9, 2023, the Company issued a press release announcing its financial and operating results for the quarter ended September 30, 2023 as well as updated 2023 guidance. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

The information in this Current Report on Form 8-K, including Exhibit 99.1, is being furnished herewith and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities of that section, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act except to the extent expressly stated in such filing.

Item 2.03	Creation of Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth under Item 1.01 of this Current Report on Form 8-K is incorporated into this Item 2.03 by reference.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description
10.1*	First Amendment to Credit Agreement, dated as of November 7, 2023, by and among Granite Ridge Resources, Inc., as borrower, Texas Capital Bank, as administrative agent, and the lenders party thereto.
99.1*	Press Release of Granite Ridge Resources, Inc., dated as of November 9, 2023.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

* Filed herewith

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GRANITE RIDGE RESOURCES, INC.

Date: November 9, 2023	By:	/s/ Luke C. Brandenberg
		Name:	Luke C. Brandenberg
		Title:	President and Chief Executive Officer

Exhibit 10.1

First Amendment to Credit Agreement

This First Amendment to Credit Agreement (this “First Amendment”), dated as of November 7, 2023 (the “First Amendment Effective Date”), is among Granite Ridge Resources, Inc., a Delaware corporation (the “Borrower”); each of the undersigned Restricted Subsidiaries of the Borrower (the “Guarantors”; the Guarantors together with the Borrower, the “Loan Parties”); each of the Lenders (including each of the New Lenders (as defined below)) that is a signatory hereto; and Texas Capital Bank, as administrative agent for the Lenders (in such capacity, together with its successors in such capacity, the “Administrative Agent”) and L/C Issuer.

Recitals

A.            The Borrower, the Administrative Agent, the Lenders and the L/C Issuer are parties to that certain Credit Agreement dated as of October 24, 2022 (as amended, restated, supplemented or otherwise modified prior to the date hereof, the “Credit Agreement”), pursuant to which the Lenders have, subject to the terms and conditions set forth therein, made certain credit available to and on behalf of the Borrower.

B.             The Borrower has requested that each of U.S. Bank National Association and First-Citizens Bank & Trust Company (each a “New Lender”, and collectively, the “New Lenders”) become a Lender under the Credit Agreement with a Maximum Credit Amount, an Elected Commitment and an Applicable Percentage as of the First Amendment Effective Date in the respective amounts shown on Schedule 2.1 to the Credit Agreement (as amended hereby).

C.             The parties hereto desire to enter into this First Amendment to, among other things, (i) evidence the decrease of the Borrowing Base from $325,000,000 to $275,000,000, (ii) evidence the increase by the Increasing Lenders (as defined below) of the Aggregate Elected Commitment Amounts from $150,000,000 to $240,000,000 and (iii) amend the Credit Agreement, in each case, as set forth herein and effective as of the First Amendment Effective Date.

NOW, THEREFORE, in consideration of the premises and the mutual covenants herein contained, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

Section 1.           Defined Terms. Each capitalized term which is defined in the Credit Agreement, but which is not defined in this First Amendment, shall have the meaning ascribed such term in the Credit Agreement, as amended hereby. Unless otherwise indicated, all section references in this First Amendment refer to the Credit Agreement.

Section 2.           Amendments. In reliance on the representations, warranties, covenants and agreements contained in this First Amendment, and subject to the satisfaction of the conditions precedent set forth in Section 4 hereof, the Credit Agreement shall be amended, effective as of the First Amendment Effective Date, in the manner provided in this Section 2.

2.1           Additional Definitions. Section 1.1 of the Credit Agreement is hereby amended to add thereto in alphabetical order the following definitions which shall read in their respective entireties as follows:

“First Amendment” means that certain First Amendment to Credit Agreement dated as of the First Amendment Effective Date, among the Borrower, the other Loan Parties party thereto, the Administrative Agent, the Lenders party thereto and the L/C Issuer.

“First Amendment Effective Date” means November 7, 2023.

2.2           Restated Definitions. The following definitions contained in Section 1.1 of the Credit Agreement are hereby amended and restated in their respective entireties to read in full as follows:

“Applicable Margin” means the applicable percentages per annum set forth below, based upon the Utilization applicable from time to time.

Pricing Level	Utilization	Base Rate Loans	SOFR Loans and Letter of Credit Fee	Commitment Fee
1	< 25%	2.000%	3.000%	0.500%
2	> 25% but < 50%	2.250%	3.250%	0.500%
3	> 50% but < 75%	2.500%	3.500%	0.500%
4	> 75% but < 90%	2.750%	3.750%	0.500%
5	> 90%	3.000%	4.000%	0.500%

The Applicable Margin shall immediately and automatically change on any Business Day on which the Utilization changes and, as a result of such change, would result in the Applicable Margin being determined by reference to a different a Pricing Level in the table above; provided that, if at any time Borrower fails to deliver a Reserve Report pursuant to Section 7.1(p), at the election of Administrative Agent or upon Administrative Agent’s election at the direction of the Majority Lenders, the “Applicable Margin” shall mean the rate per annum set forth on the foregoing grid when Utilization is at its highest level until such Reserve Report is delivered.

“Arrangers” means, collectively, TCBI Securities, Inc., BofA Securities, Inc., Capital One, National Association, U.S. Bank National Association and First-Citizens Bank & Trust Company, in each case, in their respective capacities as joint lead arrangers and joint bookrunners hereunder

“Loan Documents” means this Agreement, the First Amendment, the Guaranty, the Security Documents, the Notes, the Issuer Documents, each Fee Letter, the Hedge Intercreditor Agreement, and all other promissory notes, security agreements, intercreditor agreements, mortgages, deeds of trust, assignments, letters of credit, guaranties, and other instruments, documents, certificates and agreements executed and delivered pursuant to or in connection with this Agreement or the Security Documents; provided that the term “Loan Documents” shall not include any Secured Cash Management Agreement or any Secured Hedge Agreement; provided, further, that no Approved Swap Counterparty (in its capacity as such) shall be deemed to be a party or have any rights under any Loan Documents other than the Hedge Intercreditor Agreement to which it is a party.

“Sanctioned Country” means, at any time, a country, region or territory which is itself (or whose government is) the subject or target of any Sanctions (which, as of the First Amendment Effective Date, includes the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, the Crimea, Zaporizhzhia and Kherson Regions of Ukraine, Cuba, Iran, North Korea and Syria).

2.3           Amendments to Definitions. The definition of each of “Sanctioned Person” and “Sanctions” contained in Section 1.1 of the Credit Agreement is hereby amended in each case by replacing the reference to “Her Majesty’s” contained therein with “His Majesty’s”.

2.4           Amendments to Section 7.1(x) of the Credit Agreement. Section 7.1(x) of the Credit Agreement is hereby amended in its entirety to read as follows:

(x)           Certificate of Responsible Officer – Rolling Hedge Requirement Compliance. Concurrently with any delivery of financial statements under Section 7.1(b), a certificate of a Responsible Officer of Borrower in form and substance reasonably satisfactory to Administrative Agent, certifying that Borrower and its Restricted Subsidiaries are in compliance with Section 7.15 as of the most-recent Specified Hedging Compliance Date and providing supporting information reasonably satisfactory to Administrative Agent demonstrating such compliance.

2.5           Amendment to Section 7.15 of the Credit Agreement. Section 7.15 of the Credit Agreement is hereby amended and restated in its entirety to read in full as follows:

Section 7.15           Rolling Hedging Obligation. Commencing with the fiscal quarter ending December 31, 2023, as of the last day of each fiscal quarter (each such date, a “Specified Hedging Compliance Date”), Borrower and its Restricted Subsidiaries shall be party to Acceptable Commodity Hedging Transactions in the form of costless collars, puts or fixed price swaps (and excluding, for the avoidance of doubt, three-way collars) with floor prices and/or strike prices, as applicable, that are not less than eighty-five percent (85%) of the applicable New York Mercantile Exchange forward curve price for crude oil (WTI) or natural gas, as applicable, at the time such Acceptable Commodity Hedging Transactions are entered into, to hedge notional amounts of crude oil and natural gas, as applicable, covering not less than, for each month during the eighteen (18) month period following such Specified Hedging Compliance Date, fifty percent (50%) of the reasonably anticipated production of crude oil and natural gas, calculated separately, from Borrower and its Restricted Subsidiaries’ Proved Oil and Gas Properties constituting proved developed producing reserves as projected for such 18-month period in the most recently delivered Reserve Report prior to such Specified Hedging Compliance Date; provided that the notional volumes hedged under such Acceptable Commodity Hedging Transactions shall be deemed reduced by the notional volumes of any short puts or other similar derivatives having the effect of exposing Borrower or any Restricted Subsidiary to commodity price risk below the “floor” created by such Acceptable Commodity Hedging Transactions of Borrower and its Restricted Subsidiaries for each applicable calendar month.

2.6           Amendment to Section 8.4(a)(iii) of the Credit Agreement. Section 8.4(a)(iii) of the Credit Agreement is hereby amended by replacing the reference to (a) “2.25 to 1.00” contained therein with “2.00 to 1.00” and (b) “20%” contained therein with “25%”.

2.7           Amendment to Section 8.4(a)(iv) of the Credit Agreement. Section 8.4(a)(iv) of the Credit Agreement is hereby amended and restated in its entirety to read in full as follows:

(iv)           [Reserved];

2.8           Amendment to Section 8.4(a)(v) of the Credit Agreement. Section 8.4(a)(v) of the Credit Agreement is hereby amended by replacing the reference to “1.50 to 1.00” contained therein with “1.25 to 1.00”.

2.9           Amendment to Section 8.4(b)(iii) of the Credit Agreement. Section 8.4(b)(iii) of the Credit Agreement is hereby amended by (a) deleting the phrase “commencing on the date the financial statements for the fiscal quarter ending December 31, 2022 are delivered to Administrative Agent pursuant to Section 7.1(b)”, (b) replacing the reference to “2.25 to 1.00” contained therein with “2.00 to 1.00”, and (c) replacing the reference to “20%” contained therein with “25%”.

2.10         Amendment to Section 8.4(b)(iv) of the Credit Agreement. Section 8.4(b)(iv) of the Credit Agreement is hereby amended by (a) deleting the phrase “commencing on the date the financial statements for the fiscal quarter ending December 31, 2022 are delivered to Administrative Agent pursuant to Section 7.1(b)” and (b) replacing the reference to “1.50 to 1.00” contained therein with “1.25 to 1.00”.

2.11         Amendment to Section 8.5(l) of the Credit Agreement. Section 8.5(l) of the Credit Agreement is hereby amended by (a) deleting the phrase “commencing on the date the financial statements for the fiscal quarter ending December 31, 2022 are delivered to Administrative Agent pursuant to Section 7.1(b)”, (b) replacing the reference to “2.25 to 1.00” contained therein with “2.00 to 1.00” and (c) replacing the reference to “20%” contained therein with “25%”.

2.12         Amendment to Section 8.5(m) of the Credit Agreement. Section 8.5(m) of the Credit Agreement is hereby amended by (a) deleting the phrase “commencing on the date the financial statements for the fiscal quarter ending December 31, 2022 are delivered to Administrative Agent pursuant to Section 7.1(b)” and (b) replacing the reference to “1.50 to 1.00” contained therein with “1.25 to 1.00”.

2.13         Amendment to Section 8.16(f) of the Credit Agreement. Section 8.16(f) of the Credit Agreement is hereby amended by replacing the reference to “Section 7.16” therein with “Section 7.15”.

2.14         Replacement of Schedule 2.1 to Credit Agreement. Schedule 2.1 to the Credit Agreement is hereby amended and restated in its entirety in the form of Schedule 2.1 attached hereto, and Schedule 2.1 attached hereto shall be deemed to be attached as Schedule 2.1 to the Credit Agreement. Immediately after giving effect to this First Amendment and any Borrowings made on the First Amendment Effective Date, (a) each Lender (including each New Lender) who holds Loans in an aggregate amount less than its Applicable Percentage of all Loans shall advance new Loans which shall be disbursed to the Administrative Agent and used to repay Loans outstanding to each Lender who holds Loans in an aggregate amount greater than its Applicable Percentage of all Loans, (b) such other adjustments shall be made as the Administrative Agent shall specify so that the Revolving Credit Exposure applicable to each Lender (including each New Lender) equals its Applicable Percentage of the aggregate Revolving Credit Exposure of all Lenders and (c) each Lender signatory hereto hereby waives the right to request any break funding payments owing to such Lender that are subject to Section 3.5 of the Credit Agreement as a result of the reallocation of Loans and adjustments described in this Section 2.14.

2.15         Cover Page Amendment. The cover page of the Credit Agreement is hereby amended by deleting the reference to “TCBI SECURITIES, INC., BOFA SECURITIES, INC. and CAPITAL ONE, NATIONAL ASSOCIATION, as Joint Lead Arrangers and Joint Bookrunners” in its entirety and replacing it with the following:

TCBI SECURITIES, INC.,

BOFA SECURITIES, INC.,

CAPITAL ONE, NATIONAL ASSOCIATION,

U.S. BANK NATIONAL ASSOCIATION

and

FIRST-CITIZENS BANK & TRUST COMPANY,

as Joint Lead Arrangers and Joint Bookrunners

Section 3.           Borrowing Base Decrease and Aggregate Elected Commitment Amounts. In reliance on the representations, warranties, covenants and agreements contained in this First Amendment, and subject to the satisfaction of the conditions precedent set forth in Section 4 hereof, the Administrative Agent and the Lenders party hereto agree that, effective as of the First Amendment Effective Date, the Borrowing Base shall be decreased from $325,000,000 to $275,000,000, and the Borrowing Base shall remain at $275,000,000 until the next Periodic Determination, Special Determination or other redetermination or adjustment to the Borrowing Base thereafter, whichever occurs first pursuant to the terms of the Credit Agreement. The redetermination of the Borrowing Base provided for in this Section 3 shall constitute the Periodic Determination scheduled to occur on or about October 1, 2023 for purposes of Section 2.8(d) of the Credit Agreement. This First Amendment constitutes a New Borrowing Base Notice for purposes of Section 2.8(d) of the Credit Agreement. Notwithstanding anything to the contrary in Section 2.7(b) of the Credit Agreement, the Administrative Agent, the L/C Issuer, the Increasing Lenders and the Borrower agree that the Aggregate Elected Commitment Amounts are hereby increased from $150,000,000 to $240,000,000 to be effective as of the First Amendment Effective Date and such increase shall be deemed to be in conformity with Section 2.7(b) of the Credit Agreement, and that each Lender (including each New Lender) has the Elected Commitment set forth opposite such Lender’s name on Schedule 2.1 to the Credit Agreement (as amended by this First Amendment). As used herein, “Increasing Lender” means each Lender (including each New Lender) whose Commitment immediately after giving effect to this First Amendment exceeds such Lender’s Commitment, if any, that was in effect immediately prior to giving effect to this First Amendment.

Section 4.           Conditions Precedent. The effectiveness of this First Amendment is subject to the following:

4.1           Counterparts. The Administrative Agent shall have received counterparts of this First Amendment from the Loan Parties, the Lenders constituting the Required Lenders (including the Increasing Lenders) and the L/C Issuer.

4.2           Fees. The Administrative Agent shall have received all fees and other amounts due and payable on or prior to the First Amendment Effective Date.

4.3           Minimum Hedging Requirement. The Administrative Agent shall have received (a) evidence reasonably satisfactory to the Administrative Agent that Borrower and its Restricted Subsidiaries are party to Acceptable Commodity Hedging Transactions in the form of costless collars, puts or fixed price swaps (and excluding, for the avoidance of doubt, three-way collars) with floor prices and/or strike prices, as applicable, that are not less than eighty-five percent (85%) of the applicable New York Mercantile Exchange forward curve price for crude oil (WTI) or natural gas, as applicable, at the time such Acceptable Commodity Hedging Transactions are entered into, to hedge notional amounts of crude oil and natural gas, as applicable, covering not less than, for each month during the eighteen (18) month period following the First Amendment Effective Date, fifty percent (50%) of the reasonably anticipated production of crude oil and natural gas, calculated separately, from Borrower and its Restricted Subsidiaries’ Proved Oil and Gas Properties constituting proved developed producing reserves as projected for such 18-month period in the Reserve Report prepared under the supervision of the chief engineer of Borrower and delivered to the Administrative Agent on October 16, 2023 and setting forth, as of September 30, 2023, the oil and gas reserves attributable to all of the Oil and Gas Properties of Borrower and its Restricted Subsidiaries and (b) a certificate of a Responsible Officer of the Borrower, in form and substance reasonably satisfactory to the Administrative Agent, setting forth that the Loan Parties have satisfied the foregoing hedging requirement described in clause (a) and providing supporting information reasonably satisfactory to the Administrative Agent demonstrating compliance thereof.

4.4           Notes. The Administrative Agent shall have received duly executed Notes (or any amendment and restatement thereof, as the case may be) payable to each Lender (including each New Lender) requesting a Note (or amendment and restatement thereof, as the case may be) in a principal amount equal to its Maximum Credit Amount (as amended hereby) dated as of the First Amendment Effective Date.

4.5           Other Documents. The Administrative Agent shall have received such other documents as the Administrative Agent or counsel to the Administrative Agent may reasonably request.

Section 5.           New Lenders. Each New Lender hereby joins in, becomes a party to, and agrees to comply with and be bound by the terms and conditions of the Credit Agreement as a Lender thereunder and under each and every other Loan Document to which any Lender is required to be bound by the Credit Agreement, to the same extent as if such New Lender were an original signatory thereto. Each New Lender hereby appoints and authorizes the Administrative Agent to take such action as the Administrative Agent on its behalf and to exercise such powers and discretion under the Credit Agreement as are delegated to the Administrative Agent by the terms thereof, together with such powers and discretion as are reasonably incidental thereto. Each New Lender represents and warrants that (a) it has full power and authority, and has taken all action necessary, to execute and deliver this First Amendment, to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (b) it has received a copy of the Credit Agreement and copies of the most recent financial statements delivered pursuant to Section 7.1 thereof, and such other documents and information as it has deemed appropriate to make its own credit analysis and decision to enter into this First Amendment and to become a Lender on the basis of which it has made such analysis and decision independently and without reliance on the Administrative Agent or any other Lender, and (c) from and after the First Amendment Effective Date, it shall be a party to the Credit Agreement and be bound by the provisions of the Credit Agreement and the other Loan Documents and have the rights and obligations of a Lender thereunder.

Section 6.           Miscellaneous.

6.1           Confirmation and Effect. The provisions of the Credit Agreement (as amended by this First Amendment) shall remain in full force and effect in accordance with their terms following the effectiveness of this First Amendment, and the execution, delivery and effectiveness of this First Amendment shall not (a) operate as a waiver of any right, power or remedy of any Lender, the L/C Issuer or the Administrative Agent under any of the Loan Documents nor (b) constitute a waiver of any provision of the Credit Agreement or any other Loan Document except, in each case, as expressly provided herein. Each reference in the Credit Agreement to “this Agreement”, “hereunder”, “hereof”, “herein”, or words of like import shall mean and be a reference to the Credit Agreement as amended hereby, and each reference to the Credit Agreement in any other document, instrument or agreement executed and/or delivered in connection with the Credit Agreement shall mean and be a reference to the Credit Agreement as amended hereby.

6.2           Ratification and Affirmation of Loan Parties. Each of the Loan Parties hereby expressly (a) acknowledges the terms of this First Amendment, (b) ratifies and affirms its obligations under the Loan Documents to which it is a party, (c) acknowledges and renews its continued liability under the Loan Documents to which it is a party, (d) agrees, with respect to each Loan Party that is a Guarantor, that its guarantee under the Guaranty remains in full force and effect with respect to the Obligations as amended hereby, (e) represents and warrants to the Lenders and the Administrative Agent that each representation and warranty of such Loan Party contained in the Credit Agreement and the other Loan Documents to which it is a party is true and correct in all material respects as of the date hereof, after giving effect to the amendments set forth in Section 2 hereof, except (i) to the extent any such representations and warranties are expressly limited to an earlier date, in which case, on and as of the date hereof, such representations and warranties shall continue to be true and correct in all material respects as of such specified earlier date, and (ii) to the extent that any such representation and warranty is expressly qualified by materiality or by reference to Material Adverse Effect, such representation and warranty (as so qualified) shall continue to be true and correct in all respects, (f) represents and warrants to the Lenders and the Administrative Agent that the execution, delivery and performance by such Loan Party of this First Amendment are within such Loan Party’s corporate, limited partnership or limited liability company powers (as applicable), have been duly authorized by all necessary action and that this First Amendment constitutes the valid and binding obligation of such Loan Party enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency or similar laws affecting creditor’s rights generally, and (g) represents and warrants to the Lenders and the Administrative Agent that, immediately after giving effect to this First Amendment, no Default exists.

6.3           Counterparts. This First Amendment may be executed by one or more of the parties hereto in any number of separate counterparts, and all of such counterparts taken together shall be deemed to constitute one and the same instrument. Delivery of this First Amendment by fax or electronic transmission (e.g. “.pdf”) shall be effective as delivery of a manually executed original counterpart hereof. The execution and delivery of this First Amendment shall be deemed to include electronic signatures on electronic platforms approved by the Administrative Agent, which shall be of the same legal effect, validity or enforceability as delivery of a manually executed signature, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act; provided that, upon the request of any party hereto, such electronic signature shall be promptly followed by the original thereof.

6.4           No Oral Agreement. This written First Amendment, the Credit Agreement and the other Loan Documents executed in connection herewith and therewith represent the final agreement between the parties hereto or thereto and may not be contradicted by evidence of prior, contemporaneous, or unwritten oral agreements of the parties. There are no subsequent oral agreements between the parties that modify the agreements of the parties in the Credit Agreement and the other Loan Documents.

6.5           Governing Law. This First Amendment (including, but not limited to, the validity and enforceability hereof) shall be governed by, and construed in accordance with, the laws of the State of Texas.

6.6           Payment of Expenses. The Borrower agrees to pay or reimburse the Administrative Agent for all of its reasonable out-of-pocket costs and expenses incurred in connection with this First Amendment, any other documents prepared in connection herewith and the transactions contemplated hereby, including, without limitation, the reasonable fees and disbursements of counsel to the Administrative Agent.

6.7           Severability. Any provision of this First Amendment which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

6.8           Successors and Assigns. This First Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

[Signature Pages Follow.]

The parties hereto have caused this First Amendment to be duly executed as of the day and year first above written.

BORROWER:	GRANITE RIDGE RESOURCES, INC., a Delaware corporation

By:	/s/ Luke C. Brandenberg
Name:	Luke C. Brandenberg
Title:	President and Chief Executive Officer

[Signature Page to First Amendment to Credit Agreement Granite Ridge Resources, Inc.]

GUARANTORS:	EXECUTIVE NETWORK PARTNERING CORPORATION, a Delaware corporation

By:	/s/ Luke C. Brandenberg
Name:	Luke C. Brandenberg
Title:	President and Chief Executive Officer

GRANITE RIDGE HOLDINGS, LLC, a Delaware limited liability company

By:	/s/ Luke C. Brandenberg
Name:	Luke C. Brandenberg
Title:	President and Chief Executive Officer

[Signature Page to First Amendment to Credit Agreement Granite Ridge Resources, Inc.]

TEXAS CAPITAL BANK, as Administrative Agent, the L/C Issuer and a Lender

By:	/s/ Jared Mills
Name:	Jared Mills
Title:	Executive Director

[Signature Page to First Amendment to Credit Agreement Granite Ridge Resources, Inc.]

BANK OF AMERICA, N.A., as a Lender

By:	/s/ Ajay Prakash
Name:	Ajay Prakash
Title:	Director

[Signature Page to First Amendment to Credit Agreement Granite Ridge Resources, Inc.]

CAPITAL ONE NATIONAL ASSOCIATION, as a Lender

By:	/s/ David Lee Garza
Name:	David Lee Garza
Title:	Vice President

[Signature Page to First Amendment to Credit Agreement Granite Ridge Resources, Inc.]

PROSPERITY BANK, as a Lender

By:
Name:
Title:

[Signature Page to First Amendment to Credit Agreement Granite Ridge Resources, Inc.]

U.S. BANK NATIONAL ASSOCIATION, as a New Lender

By:	/s/ Matthew A. Turner
Name:	Matthew A. Turner
Title:	Senior Vice President

[Signature Page to First Amendment to Credit Agreement Granite Ridge Resources, Inc.]

FIRST-CITIZENS BANK & TRUST COMPANY, as a New Lender

By:	/s/ John Feeley
Name:	John Feeley
Title:	Managing Director

[Signature Page to First Amendment to Credit Agreement Granite Ridge Resources, Inc.]

SCHEDULE 2.1

[Intentionally omitted.]

Schedule 2.1

Exhibit 99.1

Granite Ridge Resources Inc. Reports Third-Quarter 2023 Results

and Provides Updated Outlook for 2023

Dallas, Texas, November 9, 2023 – Granite Ridge Resources Inc. (“Granite Ridge” or the “Company”) (NYSE: GRNT) today reported financial and operating results for the third quarter 2023 and provided an updated outlook for 2023.

Third Quarter 2023 Highlights

•	Grew production 20% to 26,433 barrels of oil equivalent (“Boe”) per day (46% oil), from 22,015 Boe per day (49% oil) for the third quarter of 2022.
•	Reported net income of $18.0 million, or $0.13 per share, versus $80.0 million, or $0.60 per share, for the prior year period. Third quarter adjusted net income (non-GAAP) totaled $27.7 million, or $0.21 per share. Non-cash depletion and accretion expense for the third quarter totaled $44.3 million, impacting net income by $0.33 per share.
•	Generated $83.2 million of adjusted EBITDAX (non-GAAP).
•	Deployed $95.1 million of capital during the quarter, including $11.9 million of inventory acquisitions (non-GAAP).
•	Placed 77 gross (8.58 net) wells online.
•	Declared dividend of $0.11 per share of common stock.
•	Ended the third quarter of 2023 with liquidity of $70.8 million.

2023 Outlook Updates

•	Increased full year 2023 midpoint production guidance to 23,250 Boe per day; now expecting to generate 18% midpoint annual production volume growth as compared to the full year 2022.
•	Increased the midpoint of total capital expenditures for full year 2023 by $55 million to $350 million primarily to reflect additional acquisitions.
•	Increased the midpoint of number of net well placed on production to 22.

See “Supplemental Non-GAAP Financial Measures” below for descriptions of the above non-GAAP measures as well as a reconciliation of these measures to the associated GAAP (as defined herein) measures.

Luke Brandenberg, President and CEO of Granite Ridge, commented, “Our third quarter operational and financial results are another clear indicator that our well-honed strategy of building close and long-standing relationships provides a strong platform for continued success. This was evidenced by the more than 23% increase in growth in daily production levels from the second quarter of 2023, as well as the 11% increase in the sequential quarterly period end net producing well count. This growth is a direct result of our operator partners’ targeted spending campaigns to capitalize on the strong underlying fundamentals supporting the oil and gas industry. In addition, our positive third quarter of 2023 results reflect our unrelenting pursuit in identifying, evaluating and – most importantly – executing targeted opportunities that fit our very selective criteria.”

Third Quarter 2023 Summary

Third quarter 2023 oil production volumes totaled 12,228 barrels (“Bbls”) per day, a 13% increase from the third quarter of 2022. Natural gas production for the third quarter of 2023 totaled 85,228 thousand cubic feet of natural gas (“Mcf”) per day, a 27% increase from the third quarter of 2022. As a result, the Company’s total production for the third quarter of 2023 grew 20% from the third quarter of the prior year to 26,433 Boe per day.

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Net income for the third quarter of 2023 was $18.0 million, or $0.13 per diluted share. Excluding non-cash and nonrecurring items, the third quarter 2023 adjusted net income (non-GAAP) was $27.7 million, or $0.21 per diluted share. The Company’s average realized price for oil and natural gas for the third quarter of 2023, excluding the effect of commodity derivatives, was $78.41 per Bbl and $2.58 per Mcf, respectively.

Adjusted EBITDAX (non-GAAP) for the third quarter of 2023 totaled $83.2 million, compared to $99.0 million for the third quarter of 2022. Third quarter of 2023 cash flow from operating activities was $57.0 million, including $22.3 million in working capital changes. Operating cash flow before working capital changes (non-GAAP) was $79.3 million. Costs incurred for development activities totaled $75.7 million for the third quarter of 2023.

Granite Ridge Credit Agreement Amendment

On November 7, 2023, Granite Ridge amended the senior secured revolving credit agreement (the “Credit Agreement”) which, among other things, established a borrowing base of $275.0 million, increased the Company’s aggregate elected commitments from $150.0 million to $240.0 million, and amended the applicable margin charged on the loans and other obligations under the Credit Agreement.

Operational Activity

The table below provides a summary of gross and net wells completed and put on production for the three and nine months ended September 30, 2023:

	Three Months Ended September 30, 2023		Nine Months Ended September 30, 2023
	Gross	Net	Gross	Net
Permian	23	5.46	85	10.59
Eagle Ford	6	1.77	18	4.27
Bakken	12	0.34	29	1.43
Haynesville	4	0.94	4	0.94
DJ	32	0.07	98	2.80
Total	77	8.58	234	20.03

On September 30, 2023, the Company had 196 gross (10.6 net) wells in process.

Costs Incurred

The tables below provide the costs incurred for oil and natural gas producing activities for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2023	2022	2023	2022
Property acquisition costs:
Proved	$8,161	$4,251	$27,459	$12,206
Unproved	11,262	7,864	24,053	20,653
Development costs	75,726	59,898	233,071	164,923
Total costs incurred for oil and natural gas properties	$95,149	$72,013	$284,583	$197,782

2

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2023	2022	2023	2022
Inventory acquisitions (non-GAAP) (1)	$11,939	$25,619	$36,203	$57,253
Production acquisitions	8,161	—	26,150	560
Development costs (excluding drilling carry)	75,049	46,394	222,230	139,969
Total costs incurred for oil and natural gas properties	$95,149	$72,013	$284,583	$197,782

(1) Includes costs to acquire additional development opportunities and undeveloped acreage acquisition.

Commodity Derivatives Update

The Company’s commodity derivatives strategy is intended to manage its exposure to commodity price fluctuations. Please see the table under “Derivatives Information” below for detailed information about Granite Ridge’s current derivatives positions.

Updated 2023 Guidance

The following table summarizes the Company’s updated operational and financial guidance for 2023.

	2023 Guidance	Updated 2023 Guidance
Annual production (Boe per day)	21,500 - 23,000	22,500 - 24,000
Oil as a % of sales volumes	49%	47%

Inventory acquisitions and production acquisitions ($ in millions)	$50 - $50	$90 - $90
Development capital expenditures ($ in millions)	$230 - $260	$255 - $265
Total capital expenditures ($ in millions)	$280 - $310	$345 - $355

Net wells placed on production	19 - 21	21 - 23

Lease operating expenses (per Boe)	$6.50 - $7.50	$6.50 - $7.50
Production and ad valorem taxes (as a % of total sales)	7% - 8%	7% - 8%
Cash general and administrative expense ($ in millions)	$20 - $22	$20 - $22

Conference Call

Granite Ridge will host a conference call on November 10, 2023, at 10:00 AM CT (11:00 AM ET) to discuss its third quarter 2023 results. The telephone number and passcode to access the conference call are provided below:

Dial-in: (888) 660-6093

Intl. dial-in: (929) 203-0844

Participant Passcode: 4127559

To access the live webcast visit Granite Ridge’s website at www.graniteridge.com. Alternatively, an audio replay will be available through November 24, 2023. To access the audio replay dial (800) 770-2030 and enter confirmation code 4127559.

Upcoming Investor Events

Granite Ridge management will be participating in the following upcoming investor events:

•	Stephens Annual Investment Conference - November 14, 2023.

3

•	Bank of America Global Energy Conference - November 15, 2023.

•	Capital One Securities Energy Conference - December 5, 2023.

Any investor presentations to be used for such events will be posted prior to the events on Granite Ridge’s website.

About Granite Ridge

Granite Ridge is a scaled, non-operated oil and gas exploration and production company. We own a portfolio of wells and top-tier acreage across the Permian and four other prolific unconventional basins across the United States. Rather than drill wells ourselves, we increase asset diversity and decrease overhead by investing in a smaller piece of a larger number of high-graded wells drilled by proven public and private operators. We create value by generating sustainable full-cycle risk adjusted returns for investors, offering a rewarding experience for our team, and delivering reliable energy solutions to all – safely and responsibly. For more information, visit Granite Ridge’s website at www.graniteridge.com.

Forward-Looking Statements and Cautionary Statements

This press release contains forward-looking statements regarding future events and future results that are subject to the safe harbors created under the Securities Act of 1933 (the “Securities Act”) and the Securities Exchange Act of 1934 (the “Exchange Act”). All statements other than statements of historical facts included in this release regarding Granite Ridge’s 2023 outlook, dividend plans and practices, financial position, operating and financial performance, business strategy, plans and objectives of management for future operations, industry conditions, and indebtedness covenant compliance are forward-looking statements. When used in this release, forward-looking statements are generally accompanied by terms or phrases such as “estimate,” “project,” “predict,” “believe,” “expect,” “continue,” “anticipate,” “target,” “could,” “plan,” “intend,” “seek,” “goal,” “will,” “should,” “may” or other words and similar expressions that convey the uncertainty of future events or outcomes. Items contemplating or making assumptions about actual or potential future production and sales, market size, collaborations, and trends or operating results also constitute such forward-looking statements.

Forward-looking statements involve inherent risks and uncertainties, and important factors (many of which are beyond Granite Ridge’s control) that could cause actual results to differ materially from those set forth in the forward-looking statements, including the following: the ability to recognize the anticipated benefits of the business combination, Granite Ridge’s financial performance following the business combination, changes in Granite Ridge’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans, changes in current or future commodity prices and interest rates, supply chain disruptions, infrastructure constraints and related factors affecting our properties, ability to acquire additional development opportunities or make acquisitions, changes in reserves estimates or the value thereof, operational risks including, but not limited to, the pace of drilling and completions activity on our properties, changes in the markets in which Granite Ridge competes, geopolitical risk and changes in applicable laws, legislation, or regulations, including those relating to environmental matters, cyber-related risks, the fact that reserve estimates depend on many assumptions that may turn out to be inaccurate and that any material inaccuracies in reserve estimates or underlying assumptions will materially affect the quantities and present value of the Granite Ridge’s reserves, the outcome of any known and unknown litigation and regulatory proceedings, legal and contractual limitations on the payment of dividends, limited liquidity and trading of Granite Ridge’s securities, acts of war, terrorism or uncertainty regarding the effects and duration of global hostilities, including the Israel-Gaza conflict, the Russia-Ukraine war, and any associated armed conflicts or related sanctions which may disrupt commodity prices and create instability in the financial markets, and market conditions and global, regulatory, technical, and economic factors beyond Granite Ridge’s control, including the potential adverse effects of the COVID-19 pandemic, or another major disease, affecting capital markets, general economic conditions, global supply chains and Granite Ridge’s business and operations, and increasing regulatory and investor emphasis on environmental, social and governance matters.

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Granite Ridge has based these forward-looking statements on its current expectations and assumptions about future events. While management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond Granite Ridge’s control. Granite Ridge does not undertake any duty to update or revise any forward-looking statements, except as may be required by the federal securities laws.

Use of Non-GAAP Financial Measures

To supplement the presentation of the Company’s financial results prepared in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), this press release contains certain financial measures that are not prepared in accordance with GAAP, including adjusted net income, adjusted earnings per share, adjusted EBITDAX, operating cash flow before working capital changes, free cash flow and inventory acquisitions.

See “Supplemental Non-GAAP Financial Measures” below for a description and reconciliation of each non-GAAP measure presented in this press release to the most directly comparable financial measure calculated in accordance with GAAP.

INVESTOR RELATIONS AND MEDIA CONTACT: IR@GraniteRidge.com – (214) 396-2850

5

Granite Ridge Resources Inc.

Condensed Consolidated Balance Sheets

(Unaudited)

(in thousands, except par value and share data)	September 30, 2023	December 31, 2022
ASSETS
Current assets:
Cash	$6,117	$50,833
Revenue receivable	82,680	72,287
Advances to operators	11,104	8,908
Prepaid costs and other	450	4,203
Derivative assets - commodity derivatives	2,112	10,089
Total current assets	102,463	146,320
Property and equipment:
Oil and gas properties, successful efforts method	1,311,625	1,028,662
Accumulated depletion	(496,452)	(383,673)
Total property and equipment, net	815,173	644,989
Long-term assets:
Other long-term assets	2,978	3,468
Total long-term assets	2,978	3,468
Total assets	$920,614	$794,777
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accrued expenses	$61,985	$62,180
Other liabilities	3,454	1,523
Derivative liabilities - commodity derivatives	4,391	431
Total current liabilities	69,830	64,134
Long-term liabilities:
Long-term debt	85,000	—
Derivative liabilities - commodity derivatives	479	—
Derivative liabilities - common stock warrants	—	11,902
Asset retirement obligations	6,498	4,745
Deferred tax liability	108,627	91,592
Total long-term liabilities	200,604	108,239
Total liabilities	270,434	172,373
Stockholders' Equity:
Common stock, $0.0001 par value, 431,000,000 shares authorized, 136,053,725 and 133,294,897 issued at September 30, 2023 and December 31, 2022, respectively	14	13
Additional paid-in capital	610,982	590,232
Retained earnings	51,758	32,388
Treasury stock, at cost, 1,840,427 and 25,920 shares at September 30, 2023 and December 31, 2022, respectively	(12,574)	(229)
Total stockholders' equity	650,180	622,404
Total liabilities and stockholders' equity	$920,614	$794,777

6

Granite Ridge Resources Inc.

Condensed Consolidated Statements of Operations

(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands, except per share data)	2023	2022	2023	2022
Revenues:
Oil and natural gas sales	$108,404	$136,966	$287,271	$381,082
Operating costs and expenses:
Lease operating expenses	16,935	12,330	45,113	30,258
Production and ad valorem taxes	7,790	7,871	19,810	20,771
Depletion and accretion expense	44,267	36,567	113,088	84,096
Abandonments expense	1,560	—	1,560	—
General and administrative (including non-cash stock-based compensation of $379 and $1,813 for the three and nine months ended September 30, 2023)	5,249	2,708	21,839	7,747
Total operating costs and expenses	75,801	59,476	201,410	142,872
Net operating income	32,603	77,490	85,861	238,210
Other income (expense):
Gain (loss) on derivatives - commodity derivatives	(8,129)	3,071	6,415	(30,787)
Interest expense	(1,356)	(570)	(2,906)	(1,704)
Loss on derivatives - common stock warrants	(8)	—	(5,742)	—
Total other income (expense)	(9,493)	2,501	(2,233)	(32,491)
Income before income taxes	23,110	79,991	83,628	205,719
Income tax expense	5,153	—	20,068	—
Net income	$17,957	$79,991	$63,560	$205,719

Net income per share:
Basic	$0.13	$0.60	$0.48	$1.55
Diluted	$0.13	$0.60	$0.48	$1.55
Weighted-average number of shares outstanding:
Basic	134,396	132,923	133,426	132,923
Diluted	134,421	132,923	133,440	132,923

7

Granite Ridge Resources Inc.

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Nine Months Ended September 30,
(in thousands)	2023	2022
Operating activities:
Net income	$63,560	$205,719
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion and accretion expense	113,088	84,096
Abandonments expense	1,560	—
(Gain) loss on derivatives - commodity derivatives	(6,415)	30,787
Net cash receipts from (payments on) commodity derivatives	18,830	(40,006)
Stock-based compensation	1,813	—
Amortization of deferred financing costs	490	62
Loss on derivatives - common stock warrants	5,742	—
Deferred income taxes	17,069	—
Other	(146)	—
Increase (decrease) in cash attributable to changes in operating assets and liabilities:
Revenue receivable	(10,545)	(27,517)
Accrued expenses	2,627	4,932
Prepaid and other expenses	1,854	(6,703)
Other payable	3,165	(14)
Net cash provided by operating activities	212,692	251,356
Investing activities:
Capital expenditures for oil and natural gas properties	(237,138)	(143,923)
Acquisition of oil and natural gas properties	(49,427)	(32,858)
Refund of advances to operators	—	971
Proceeds from the disposal of oil and natural gas properties	60	747
Net cash used in investing activities	(286,505)	(175,063)
Financing activities:
Proceeds from borrowing on credit facilities	117,500	16,000
Repayments of borrowing on credit facilities	(32,500)	(67,100)
Cash contributions	—	84
Deferred financing costs	(28)	—
Payment of expenses related to formation of Granite Ridge Resources, Inc.	(43)	—
Purchase of treasury shares	(11,765)	—
Payment of dividends	(44,072)	—
Proceeds from issuance of common stock	5	—
Net cash provided by (used in) financing activities	29,097	(51,016)

Net change in cash and restricted cash	(44,716)	25,277
Cash and restricted cash at beginning of period	51,133	12,154
Cash and restricted cash at end of period	$6,417	$37,431

Supplemental disclosure of non-cash investing activities:
Oil and natural gas property development costs in accrued expenses	$(13,068)	$17,326
Advances to operators applied to development of oil and natural gas properties	$88,463	$55,775
Cash and restricted cash:
Cash	$6,117	$37,131
Restricted cash included in other long-term assets	300	300
Cash and restricted cash	$6,417	$37,431

8

Granite Ridge Resources Inc.

Summary Production and Price Data

The following table sets forth summary information concerning production and operating data for the periods indicated:

	Three months ended September 30,		Nine Months Ended September 30,
	2023	2022	2023	2022
Net Sales (in thousands):
Oil sales	$88,210	$79,051	$230,755	$251,088
Natural gas sales	20,194	57,915	56,516	129,994
Total revenues	108,404	136,966	287,271	381,082

Net Production:
Oil (MBbl)	1,125	999	3,038	2,610
Natural gas (MMcf)	7,841	6,158	20,643	15,461
Total (MBoe)(1)	2,432	2,025	6,479	5,187
Average Daily Production:
Oil (Bbl)	12,228	10,859	11,128	9,560
Natural gas (Mcf)	85,228	66,935	75,615	56,634
Total (Boe)(1)	26,433	22,015	23,731	18,999

Average Sales Prices:
Oil (per Bbl)	$78.41	$79.13	$75.96	$96.20
Effect of gain (loss) on settled oil derivatives on average price (per Bbl)	0.11	(6.95)	1.29	(8.88)
Oil net of settled oil derivatives (per Bbl) (2)	78.52	72.18	77.25	87.32

Natural gas sales (per Mcf)	2.58	9.40	2.74	8.41
Effect of gain (loss) on settled natural gas derivatives on average price (per Mcf)	0.55	(1.32)	0.72	(1.09)
Natural gas sales net of settled natural gas derivatives (per Mcf) (2)	3.13	8.08	3.46	7.32

Realized price on a Boe basis excluding settled commodity derivatives	44.57	67.64	44.34	73.47
Effect of gain (loss) on settled commodity derivatives on average price (per Boe)	1.82	(7.46)	2.91	(7.71)
Realized price on a Boe basis including settled commodity derivatives (2)	46.39	60.18	47.25	65.76

Operating Expenses (in thousands):
Lease operating expenses	$16,935	$12,330	$45,113	$30,258
Production and ad valorem taxes	7,790	7,871	19,810	20,771
Depletion and accretion expense	44,267	36,567	113,088	84,096
General and administrative	5,249	2,708	21,839	7,747
Costs and Expenses (per Boe):
Lease operating expenses	$6.96	$6.09	$6.96	$5.83
Production and ad valorem taxes	3.20	3.89	3.06	4.00
Depletion and accretion	18.20	18.06	17.45	16.21
General and administrative	2.16	1.34	3.37	1.49

Net Producing Wells at Period-End:	175.24	123.84	175.24	123.84

(1)	Natural gas is converted to Boe using the ratio of one barrel of oil to six Mcf of natural gas.
(2)	The presentation of realized prices including settled commodity derivatives is a result of including the net cash receipts from (payments on) commodity derivatives that are presented in our condensed consolidated statements of cash flows. This presentation of average prices with derivatives is a means by which to reflect the actual cash performance of our commodity derivatives for the respective periods and presents oil and natural gas prices with derivatives in a manner consistent with the presentation generally used by the investment community.

9

Granite Ridge Resources Inc.

Derivatives Information

The table below provides data associated with the Company’s derivatives at November 9, 2023, for the periods indicated:

	2023	2024	2025
	Total	Total	Total
Producer 3-way (oil)
Volume (Bbl)	208,488	—	—
Weighted-average sub-floor price ($/Bbl)	$60.43	$—	$—
Weighted-average floor price ($/Bbl)	$80.00	$—	$—
Weighted-average ceiling price ($/Bbl)	$101.92	$—	$—
Collar (oil)
Volume (Bbl)	371,304	1,536,446	273,000
Weighted-average floor price ($/Bbl)	$67.49	$64.24	$63.00
Weighted-average ceiling price ($/Bbl)	$88.14	$85.07	$82.70
Swaps (oil)
Volume (Bbl)	—	181,000	—
Weighted-average price ($/Bbl)	$—	$80.00	$—
Collar (natural gas)
Volume (Mcf)	3,746,650	5,471,000	2,156,000
Weighted-average floor price ($/Mcf)	$3.72	$3.14	$3.59
Weighted-average ceiling price ($/Mcf)	$5.37	$4.71	$5.39
Swaps (natural gas)
Volume (Mcf)	—	6,903,000	450,000
Weighted-average price ($/Mcf)	$—	$3.22	$3.68

10

Granite Ridge Resources Inc.

Supplemental Non-GAAP Financial Measures

The Company reports its financial results in accordance with GAAP. However, the Company believes certain non-GAAP performance measures may provide financial statement users with additional meaningful comparisons between current results, the results of its peers and the results of prior periods. In addition, the Company believes these measures are used by analysts and others in the valuation, rating and investment recommendations of companies within the oil and natural gas exploration and production industry. See the reconciliations throughout this release of GAAP financial measures to non-GAAP financial measures for the periods indicated.

Reconciliation of Net Income to Adjusted EBITDAX

Adjusted EBITDAX (as defined below) is presented herein and reconciled from the GAAP measure of net income because of its wide acceptance by the investment community as a financial indicator.

The Company defines adjusted EBITDAX as net income, before (1) abandonments expense, (2) depletion and accretion expense, (3) (gain) loss on derivatives – commodity derivatives, (4) net cash receipts from (payments on) commodity derivatives, (5) interest expense (6) (gain) loss on derivatives – common stock warrants (7) non-cash stock-based compensation (8) warrant exchange transaction costs and (9) income tax expense. Adjusted EBITDAX is not a measure of net income or cash flows as determined by GAAP.

The Company’s adjusted EBITDAX measure provides additional information that may be used to better understand the Company’s operations. Adjusted EBITDAX is one of several metrics that the Company uses as a supplemental financial measurement in the evaluation of its business and should not be considered as an alternative to, or more meaningful than, net income as an indicator of operating performance. Certain items excluded from adjusted EBITDAX are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure, as well as the historic cost of depreciable and depletable assets. Adjusted EBITDAX, as used by the Company, may not be comparable to similarly titled measures reported by other companies. The Company believes that adjusted EBITDAX is a widely followed measure of operating performance and is one of many metrics used by the Company’s management team and by other users of the Company’s consolidated financial statements. For example, adjusted EBITDAX can be used to assess the Company’s operating performance and return on capital in comparison to other independent exploration and production companies without regard to financial or capital structure, and to assess the financial performance of the Company’s assets and the Company without regard to capital structure or historical cost basis.

The following table provides a reconciliation of the GAAP measure of net income to adjusted EBITDAX for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2023	2022	2023	2022
Net income	$17,957	$79,991	$63,560	$205,719
Interest expense	1,356	570	2,906	1,704
Income tax expense	5,153	—	20,068	—
Abandonments expense	1,560	—	1,560	—
Depletion and accretion expense	44,267	36,567	113,088	84,096
Non-cash stock-based compensation	379	—	1,813	—
Warrant exchange transaction costs	—	—	2,456	—
(Gain) loss on derivatives - commodity derivatives	8,129	(3,071)	(6,415)	30,787
Net cash receipts from (payments on) commodity derivatives	4,419	(15,099)	18,830	(40,006)
Loss on derivatives - common stock warrants	8	—	5,742	—
Adjusted EBITDAX	$83,228	$98,958	$223,608	$282,300

11

Reconciliation of Net Cash Provided by Operating Activities to Operating Cash Flow Before Working Capital Changes and to Free Cash Flow

The Company provides Operating Cash Flow (“OCF”) before working capital changes, which is a non-GAAP financial measure. OCF before working capital changes represents net cash provided by operating activities as determined under GAAP without regard to changes in operating assets and liabilities. The Company believes OCF before working capital changes is an accepted measure of an oil and natural gas company’s ability to generate cash used to fund development and acquisition activities and service debt or pay dividends. Additionally, the Company provides free cash flow, which is a non-GAAP financial measure. Free cash flow is cash flow from operating activities before changes in working capital in excess of exploration and development costs incurred. The Company believes that free cash flow is useful to investors as it provides measures to compare cash from operating activities and exploration and development costs across periods on a consistent basis.

These non-GAAP measures should not be considered as alternatives to, or more meaningful than, net cash provided by operating activities as indicators of operating performance.

The following tables provide a reconciliation from the GAAP measure of net cash provided by operating activities to OCF before working capital changes and to free cash flow:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2023	2022	2023	2022
Net cash provided by operating activities	$57,032	$114,046	$212,692	$251,356
Changes in cash due to changes in operating assets and liabilities:
Revenue receivable	27,147	(19,738)	10,545	27,517
Accrued expenses	(1,155)	(1,220)	(2,627)	(4,932)
Prepaid and other expenses	(904)	5,174	(1,854)	6,703
Other payable	(2,832)	167	(3,165)	14
Total working capital changes	22,256	(15,617)	2,899	29,302
Operating cash flow before working capital changes	79,288	98,429	215,591	280,658
Development costs	75,726	59,898	233,071	164,923
Free cash flow	$3,562	$38,531	$(17,480)	$115,735

Reconciliation of Net Income to Adjusted Net Income and Adjusted Earnings per Share

The Company’s presentation of adjusted net income and adjusted earnings per share that exclude the effect of certain items are non-GAAP financial measures. Adjusted net income and adjusted earnings per share represent earnings and diluted earnings per share determined under GAAP without regard to certain non-cash and nonrecurring items. The Company believes these measures provide useful information to analysts and investors for analysis of its operating results on a recurring, comparable basis from period to period. Adjusted net income and adjusted earnings per share should not be considered in isolation or as a substitute for earnings or diluted earnings per share as determined in accordance with GAAP and may not be comparable to other similarly titled measures of other companies.

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The following table provides a reconciliation from the GAAP measure of net income to adjusted net income, both in total and on a per diluted share basis, for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands, except share data)	2023	2022	2023	2022
Net income	$17,957	$79,991	$63,560	$205,719
(Gain) loss on derivatives - commodity derivatives	8,129	(3,071)	(6,415)	30,787
Net cash receipts from (payments on) commodity derivatives	4,419	(15,099)	18,830	(40,006)
Loss on derivatives - common stock warrants	8	—	5,742	—
Warrant exchange transaction costs	—	—	2,456	—
Tax impact on above adjustments (a)	(2,850)	—	(4,679)	—
Changes in deferred taxes and other estimates	32	—	1,223	—
Adjusted net income	$27,695	$61,821	$80,717	$196,500

Earnings per diluted share - as reported	$0.13	$0.60	$0.48	$1.55
(Gain) loss on derivatives - commodity derivatives	0.06	(0.02)	(0.05)	0.23
Net cash receipts from (payments on) commodity derivatives	0.03	(0.11)	0.14	(0.30)
Loss on derivatives - common stock warrants	—	—	0.04	—
Warrant exchange transaction costs	—	—	0.02	—
Tax impact on above adjustments (a)	(0.01)	—	(0.04)	—
Changes in deferred taxes and other estimates	—	—	0.01	—
Adjusted earnings per diluted share	$0.21	$0.47	$0.60	$1.48
Adjusted earnings per share:
Basic earnings	$0.21	$0.47	$0.60	$1.48
Diluted earnings	$0.21	$0.47	$0.60	$1.48

(a) Estimated using statutory tax rate in effect for the period.

Reconciliation of Total Costs Incurred for Oil and Natural Gas Properties to Inventory Acquisitions

The Company defines inventory acquisitions as costs incurred to acquire additional development opportunities and undeveloped acreage acquisitions and excludes producing property acquisition costs. The Company believes that inventory acquisitions are useful to investors as they provide a measure of Company’s costs incurred for current and future drilling opportunities on a consistent basis.

The following tables provide a reconciliation from the GAAP measure of total costs incurred for oil and natural gas properties to inventory acquisitions:

	Three Months Ended September 30,		Nine Months Ended September 30,
(in thousands)	2023	2022	2023	2022
Property acquisition costs:
Proved	$8,161	$4,251	$27,459	$12,206
Unproved	11,262	7,864	24,053	20,653
Development costs	75,726	59,898	233,071	164,923
Total costs incurred for oil and natural gas properties	95,149	72,013	284,583	197,782
Less: Development costs (excluding drilling carry)	(75,049)	(46,394)	(222,230)	(139,969)
Less: Production acquisitions	(8,161)	—	(26,150)	(560)
Inventory acquisitions (non-GAAP)	$11,939	$25,619	$36,203	$57,253

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